**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE SUPPORTING FINANCIAL DATA OF
THIS EXHIBIT 99.3.1 TO THE REGISTRANT'S FORM S-1 IS BEING
FILED IN PAPER PURSUANT TO A CONTINUING
HARDSHIP EXEMPTION**

05054719

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

United Financial Bancorp, Inc.
(Exact Name of Registrant as Specified in Charter)

0001319572
(Registrant's CIK Number)

Exhibit 99.3.1 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

333-123371
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Springfield, Commonwealth of Massachusetts, on May 12, 2005.

UNITED FINANCIAL BANCORP, INC.

By: ______________________________
Richard B. Collins
President and Chief Executive Officer

PRO FORMA VALUATION UPDATE REPORT
MUTUAL HOLDING COMPANY
STOCK OFFERING

UNITED FINANCIAL BANCORP, INC.
West Springfield, Massachusetts

Dated As Of:
May 6, 2005

Prepared By:

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

RP® FINANCIAL, LC.
Financial Services Industry Consultants

May 6, 2005

Board of Directors
United Mutual Holding Company
United Financial Bancorp, Inc.
United Bank
95 Elm Street
West Springfield, Massachusetts 01089

Members of the Boards of Directors:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock that has been offered in connection with the plan of stock issuance described below.

This updated appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision ("OTS"). Specifically, this Appraisal has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" as set forth by the OTS, and applicable regulatory interpretations thereof. Our original appraisal report, dated March 4, 2004 (the "Original Appraisal"), and first update dated April 22, 2005 ("First Update"), are incorporated herein by reference. As in the preparation of our Original Appraisal and First Update, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

United Mutual Holding Company (the "MHC") is a federally chartered mutual holding company regulated by the OTS. The MHC was formed in April 2004 in conjunction with the mutual holding company reorganization of United Bank, West Springfield, Massachusetts, ("United Bank"). No stock was issued publicly in the mutual holding company reorganization. Simultaneous with the mutual holding company reorganization, a wholly-owned mid-tier stock holding company was formed known as United Financial Bancorp, Inc. ("United Financial" or the "Company") and United Bank became a wholly-owned subsidiary of the Company. Pursuant to the Plan, the Company will offer for sale up to 49.0% of its common stock (the "Minority Stock Issuance") to the Bank's Eligible Account Holders, Tax-Qualified Employee Plans including the employee stock ownership plan ("ESOP"), Supplemental Eligible Account Holders and Other Depositors. Any shares that are not sold in the Subscription Offering may be offered for sale in a Direct Community Offering and subsequently, if appropriate, to the public in a Syndicated Community Offering.

The Stock Issuance Plan provides for the establishment of a private foundation (the "Foundation"), which will be a private charitable foundation established in connection with the offering, funded with common stock of the Company along with $150,000 of cash.

Washington Headquarters
Rosslyn Center
Telephone: (703) 528-1700
Fax No.: (703) 528-1788

Concurrent with the completion of the public stock offering, the Company will retain up to 50% of the net stock proceeds. The MHC will own a controlling interest in the Company of at least 51%, and the Company will be the sole subsidiary of the MHC. The Company will continue to own 100% of the outstanding stock of United Bank. The Company's initial activity will be ownership of its subsidiary, United Bank, investment of the net cash proceeds retained at the holding company level and extending a loan to the ESOP.

The estimated pro forma market value is defined as the price at which the Company's common stock, immediately upon completion of the public stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

This updated appraisal reflects a review of stock market conditions since the date of the First Update and recent discussions with management of United Financial regarding changes in business conditions and the impact on operations of the pro forma company.

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP® Financial, LC. ("RP Financial) is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Discussion of Relevant Considerations

1. Stock Market Conditions

The performance of the broader stock market has been positive since the date of the First Update, with stocks in general increasing during the past two weeks. Economic data showed a decline in initial jobless claims, a pick-up in manufacturing activity and strong new home sales combined with some favorable first quarter earnings reports, all of which fueled a rise in the stock market heading into late-April and the first week in May. Investors also may have the viewpoint that overall stock prices have been oversold, leading to the recent rise in the major market indices. Declining oil prices and the continued measured pace of interest rate increases by the Fed have also provided some calming effect to interest rate fears. On May 6, 2005, the DJIA closed at 10345.40 or 1.9% higher since the date of the First Update, and the NASDAQ Composite Index closed at 1967.35 or 1.8% higher since the date of the First Update.

Since the date of the First Update, thrift stocks participated in the broader market rally, due in part to declines in longer term treasury rates, as the Federal government announced that it will likely begin auctions of 30-year Treasury bonds again in the near future, which investors believe will lead to a steeper yield curve. Other positive economic news, such as higher personal income, limited increases in consumer spending, stronger consumer sentiment and reports that core inflation levels remain under control also led to the upward movement in overall thrift stocks. Acquisition speculation involving some large thrifts and a strong report on new home sales in March provided a boost to thrift stocks in late-April and early May. On May 6, 2005 the SNL Index for all publicly-traded thrifts closed at 1,534.3, an increase of 4.4% since April 22, 2005. The SNL MHC Index closed at 2,708.20 on May 6, 2005, an increase of 1.1% since the date of the First Update.

Similar to the changes in SNL Indices for all publicly-traded thrifts, the updated pricing measures for all-publicly-traded were moderately higher since the date of the First Update. The updated pricing ratios for the Peer Group companies (fully converted basis) all of which operate in MHC form, were slightly lower, consistent with the lower performance of the SNL MHC index. The Peer Group's updated fully-converted pricing measures continued to reflect higher P/E multiples and lower P/B ratios than indicated for the comparable averages for all publicly-traded thrifts. A comparative pricing analysis of all publicly-traded thrifts and the Peer Group is shown in the following table, based on market prices as of April 22, 2005 and May 6, 2005. The Peer Group's pricing measures reflect implied pricing ratios on a fully-converted basis.

As set forth in the First Update, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Table 1
United Financial Bancorp, Inc.
Average Pricing Characteristics

	At Apr. 22, 2005	At May 6, 2005	% Change
Peer Group (Averages)			
Price/Earnings (x)	26.72x	25.87x	(3.2%)
Price/Core Earnings (x)(1)	30.70	29.56	(3.7)
Price/Book (%)	91.60%	90.96%	(0.7)
Price/Tangible Book (%)	95.23	94.68	(0.6)
Price/Assets (%)	21.86	21.41	(2.1)
Avg. Mkt. Capitalization ($Mil)	$139.28	$137.63	(1.2)
Peer Group (Medians)			
Price/Earnings (x)	24.66x	24.51x	(0.6%)
Price/Core Earnings (x)(1)	31.67	30.48	(3.8)
Price/Book (%)	91.61%	90.12%	(1.6)
Price/Tangible Book (%)	93.93	93.89	(0.0)
Price/Assets (%)	21.01	20.52	(2.3)
Avg. Mkt. Capitalization ($Mil)	$84.72	$84.84	1.4
All Publicly-Traded Thrifts			
Price/Earnings (x)	18.68x	19.00x	1.7%
Price/Core Earnings (x)	20.02	20.19	0.9
Price/Book (%)	148.60%	148.95%	0.2
Price/Tangible Book(%)	164.10	166.00	1.2
Price/Assets (%)	16.38	16.28	(0.6)
Avg. Mkt. Capitalization ($Mil)	$358.13	$372.98	4.2

(1) Reflects companies with data available for both periods.

As shown in Table 2, two standard conversions, two second step conversions of mutual holding companies, and five mutual holding company offerings were completed during the past three months. The mutual holding company offerings are considered to be more relevant for purposes of our analysis. All five of the mutual holding company offerings were closed at the top of their super ranges. On a fully-converted basis, the average and median closing pro forma price/tangible book ratios of the recent MHC offerings equaled 88.0% and 87.3%, respectively. On average, reflecting the downward trend in the overall market for thrift stocks, these five recent MHC offerings reflected a decline of 1.7% after one month of trading. The three most recent MHC offerings (that have been traded for approximately one month), have traded down by an average of 10.7%, indicating more weakness to the most recently traded stocks.

Table 2
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information				Pre-Conversion Data: Financial Info.		Asset Quality		Offering Information				Contribution to Charitable Found.		Insider Purchases: Benefit Plans			Initial Dividend	Pro Forma Data: Pricing Ratios(3)			Financial Charac.			IPO	Post-IPO Pricing Trends: Closing Price: First Trading		After First		After First	
	ST.	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog Plans (%)	Mgmt.& Dirs. (%)(2)	Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	Price ($)	Day ($)	% Change (%)	Week(4) ($)	% Change (%)	Month(5) ($)	% Change (%)
Conversions																														
:ranklin Bancorp, Inc.*(1,7	MA	4/5/05	BFBC-NASDAQ	$ 781	6.86%	0.02%	NM	$ 55.9	100%	112%	3.0%	Stk.	6.7%	8.0%	4.0%	3.5%	0.00%	128.0%	32.1x	10.3%	0.3x	8.1%	4.0x	$10.00	$10.06	0.6%	$10.39	3.9%	$10.25	2.5%
:ial, Inc.*	OH	4/1/05	OCFL-OTCBB	$ 56	5.20%	0.13%	294%	$ 5.6	100%	93%	8.3%	N.A	N.A	8.0%	4.0%	25.0%	0.00%	75.8%	NM	9.2%	NM	12.2%	NM	$10.00	$12.00	20.0%	$10.80	8.0%	$11.00	10.0%
Averages - Standard Conversions:				$ 419	6.03%	0.08%	294%	$ 30.8	100%	103%	5.7%	N.A.	N.A.	8.0%	4.0%	14.3%	0.00%	101.9%	32.1x	9.8%	32.0%	10.1%	#####	$10.00	$11.03	10.3%	$10.60	6.0%	$10.63	6.3%
Medians - Standard Conversions:				$ 419	6.03%	0.08%	294%	$ 30.8	100%	103%	5.7%	N.A.	N.A.	8.0%	4.0%	14.3%	0.00%	101.9%	32.1x	9.8%	32.0%	10.1%	#####	$10.00	$11.03	10.3%	$10.60	6.0%	$10.63	6.3%
:tep Conversions																														
:ral of NM Bancorp, Inc.*	MI	4/4/05	FFNM-NASDAQ	$ 263	8.37%	0.85%	72%	$ 17.0	55%	106%	4.4%	C/S	3.9%	8.2%	4.1%	1.7%	2.14%	96.3%	85.9x	11.2%	0.1%	11.6%	1.1%	$10.00	$9.49	-5.1%	$9.20	-8.0%	$8.40	-16.0%
ncorp, Inc.*	NY	3/31/05	ROME-NASDAQ	$ 270	14.14%	0.31%	241%	$ 59.0	62%	106%	5.1%	N.A	N.A	4.0%	3.6%	1.0%	2.65%	107.0%	35.9x	29.8%	0.8%	27.9%	3.0%	$10.00	$10.05	0.5%	$9.75	-2.5%	$9.44	-5.6%
Averages - Second Step Conversions:				$ 266	11.26%	0.58%	157%	$ 38.0	58%	106%	4.8%	NA	NA	6.1%	3.9%	1.4%	2.40%	101.6%	60.9x	20.5%	0.5%	19.8%	2.1%	$10.00	$ 9.77	-2.3%	$ 9.48	-5.3%	$8.92	-10.8%
Medians - Second Step Conversions:				$ 266	11.26%	0.58%	157%	$ 38.0	58%	106%	4.8%	NA	NA	6.1%	3.9%	1.4%	2.40%	101.6%	60.9x	20.5%	0.5%	19.8%	2.1%	$10.00	$ 9.77	-2.3%	$ 9.48	-5.3%	$8.92	-10.8%
:olding Company Conversions																														
Financial Corporation*	PA	4/7/05	FFCO-NASDAQ	$ 270	7.41%	0.22%	215%	$ 29.8	45%	132%	3.5%	N.A	N.A	8.7%	4.4%	5.3%	0.00%	87.3%	123.5x	20.3%	0.2%	14.9%	1.2%	$10.00	$9.34	-6.6%	$9.07	-9.3%	$8.55	-14.5%
Federal Bancorp, Inc.*	NY	4/6/05	BFSB-NASDAQ	$ 304	12.33%	0.00%	NM	$ 39.7	30%	132%	2.8%	N.A	N.A	8.0%	6.5%	2.3%	0.00%	88.3%	37.9x	31.8%	1.0%	20.9%	4.9%	$10.00	$9.95	-0.5%	$9.90	-1.0%	$9.50	-5.0%
:l Bancorp, Inc.(1)*	PA	3/30/05	PBIP-NASDAQ	$ 407	9.59%	0.25%	116%	$ 56.5	45%	132%	2.7%	N.A	N.A	8.0%	4.0%	1.4%	0.00%	86.2%	40.7x	24.5%	0.6%	19.2%	3.3%	$10.00	$9.85	-1.5%	$9.35	-6.5%	$8.75	-12.5%
: First Federal Bancorp (7)	KY	3/3/05	KFFB-NASDAQ	$ 295	11.03%	0.59%	37%	$ 21.3	25%	132%	6.3%	N.A	N.A	8.7%	7.9%	5.5%	4.00%	91.5%	35.5x	26.4%	0.6%	16.1%	3.6%	$10.00	$10.79	7.9%	$11.20	12.0%	$11.24	12.4%
:inancial Corp.*	NJ	2/24/05	KRNY-NASDAQ	$1,904	15.64%	0.14%	214%	$ 218.2	30%	132%	1.5%	N.A	N.A	8.0%	6.5%	2.6%	0.00%	86.6%	69.2x	28.7%	0.6%	19.0%	2.9%	$10.00	$11.39	13.9%	$11.50	15.0%	$11.13	11.3%
Averages - Mutual Holding Company Conversions:				$ 636	11.20%	0.24%	145%	$ 73.1	35%	132%	3.4%	NA	NA	8.3%	5.9%	3.4%	0.80%	88.0%	61.3x	26.3%	0.6%	18.0%	3.2%	$10.00	$10.26	2.6%	$10.20	2.0%	$9.83	-1.7%
Medians - Mutual Holding Company Conversions:				$ 304	11.03%	0.22%	165%	$ 39.7	30%	132%	2.8%	NA	NA	8.0%	6.5%	2.6%	0.00%	87.3%	40.7x	26.4%	0.6%	19.0%	3.3%	$10.00	$9.95	-0.5%	$9.90	-1.0%	$9.50	-5.0%
Averages - All Conversions:				$ 505	10.06%	0.28%	170%	$55.9	55%	120%	4.2%	NA	NA	7.7%	5.0%	5.4%	0.98%	94.1%	57.6x	21.4%	4.5%	16.6%	52.4%	$10.00	$10.32	3.2%	$10.13	1.3%	$9.81	-1.9%
Medians - All Conversions:				$ 295	9.59%	0.22%	214%	$39.7	45%	132%	3.5%	NA	NA	8.0%	4.1%	2.6%	0.00%	88.3%	39.3x	24.5%	0.6%	16.1%	3.1%	$10.00	$10.05	0.5%	$9.90	-1.0%	$9.50	-5.0%

Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

OTS regulated thrift.
percent of MHC offering for MHC transactions.
: not take into account the adoption of SOP 93-6.
:t price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

May 6, 2005

Similar price performance has been exhibited by the two second step conversions completed in the last three months, which have traded down by an average of 10.8% through May 6, 2005. OC Financial, Inc., the single full stock conversion offering completed in the last three months (Benjamin Franklin's offering involved an acquisition), closed it's offering at a price/tangible book ratio of 75.8%, and has traded up by 10%, implying a current price/book ratio of 83.4%.

Table 3 presents the current pricing information for the three recently converted companies that trade on NASDAQ or an Exchange, however this data does not provided meaningful comparisons in the valuation of United Financial, as Benjamin Franklin Bancorp completed an acquisition as part of its offering, and First Federal of Northern Michigan and Rome Bancorp's offerings were second step conversions of mutual holding companies.

Summary of Adjustments

In the First Update, we made the following adjustments to United Financial's pro forma value based upon our comparative analysis to the Peer Group:

Table 4
United Financial Bancorp, Inc.
First Update Valuation Adjustments

Key Valuation Parameters:	Previous Valuation Adjustment
Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Slight Upward
Asset Growth	No Adjustment
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

The factors concerning the valuation parameters of financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, management and effect of government regulations and regulatory reform did not change since the First Update. Accordingly, those parameters were not discussed further in this update.

We held discussions with United Financial management regarding updated business results and conditions for the Company, along with the finalized regulatory business plan prepared in connection with the proposed stock offering and reflecting the revised valuation.

ANCIAL, LC.
ial Services Industry Consultants
orth Moore Street, Suite 2210
ton, Virginia 22209
528-1700

Table 3
Market Pricing Comparatives
Prices As of May 6, 2005

ial Institution	Market Capitalization Price/ Share(1) ($)	Market Capitalization Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Per Share Data Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Dividends(4) Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
ublic Companies	19.89	372.98	1.01	13.65	19.00	148.95	16.28	166.00	20.19	0.45	2.26	34.56	2,559	11.09	0.44	0.76	7.90	0.72	6.95
al Selection Grouping(8)	9.64	69.33	0.23	11.13	36.54	87.58	16.92	106.28	35.47	0.16	1.71	0.00	467	18.36	0.49	0.47	3.01	0.46	2.97
rable Group																			
al Comparative Group(8)																			
Benjamin Frkln Bncrp Inc of MA	10.25	86.02	0.31	12.16	36.61	84.29	10.58	131.24	33.06	0.00	0.00	0.00	813	12.55	NA	0.29	2.30	0.32	2.55
First Fed of N. Michigan of MI	8.81	27.01	0.12	11.65	NM	75.62	9.86	84.79	NM	0.22	2.50	NM	274	13.04	0.66	0.16	1.20	0.13	1.03
Rome Bancorp, Inc. of Rome NY	9.85	94.97	0.26	9.58	36.48	102.82	30.31	102.82	37.88	0.26	2.64	NM	313	29.48	0.32	0.95	5.53	0.92	5.33

verage of High/Low or Bid/Ask price per share.
PS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
ndicated twelve month dividend, based on last quarterly dividend declared.
ndicated dividend as a percent of trailing twelve month estimated core earnings.
OA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
xcludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
ncludes Converted Last 3 Mths (no MHC);

e: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this
report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

The general market for thrift stocks was higher compared to the date of the First Update, as indicated by increases in the SNL Index for all publicly-traded thrifts and SNL MHC Index for all publicly-traded MHCs. The pricing measures for all publicly-traded reflected increases as well, while the Peer Group experienced slight declines in comparison to averages for all publicly-traded thrifts. On average, the five MHC offerings completed during the past three months traded below their IPO prices in initial trading activity, and the most recent three offerings declined even further. We note, however, that all five recent MHC offerings were oversubscribed. Because the market continues to exhibit interest in this type of offering, we have left the "no adjustment" for marketing of the issue unchanged.

Overall, taking into account the foregoing factors, we believe that an adjustment in the Company's estimated pro market value as set forth in the First Update is appropriate.

Basis of Valuation. Fully-Converted Pricing Ratios

Consistent with the First Update, to calculate the fully-converted pricing information for MHCs, the reported financial information for the Peer Group companies has been adjusted as follows: (1) all shares owned by the MHC are assumed to be sold at the current trading price in a second-step conversion; (2) the gross proceeds from such a sale are adjusted to reflect reasonable offering expenses and standard stock based benefit plan parameters that would be factored into a second-step conversion of MHC institutions; (3) net proceeds are assumed to be reinvested at market rates on an after-tax basis; and (4) the public ownership interest is adjusted to reflect the pro forma impact of the waived dividends pursuant to applicable regulatory policy. Book value per share and earnings per share figures for the Peer Group companies are adjusted by the impact of the assumed second-step conversion, resulting in an estimation of book value per share and earnings per share figures on a fully-converted basis. Table 5 on the following page shows the calculation of per share financial data (fully-converted basis) for each of the public MHC institutions that form the Peer Group.

Valuation Approaches

In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing United Financial's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds.

In computing the pro forma impact of the offering and the related pricing ratios, the valuation parameters were the same as utilized in the First Update.

Consistent with the First Update, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the First Update, this updated

P FINANCIAL, LC.
inancial Services Industry Consultants
700 North Moore Street, Suite 2210
rlington, Virginia 22209
703) 528-1700

Table 5

Calculation of Implied Per Share Data -- Incorporating MHC Second Step Conversion
Comparable Institution Analysis
For the Twelve Months Ended March 31, 2005

	Current Ownership			Current Per Share Data (MHC Ratios)					Impact of Second Step Conversion (4)				Pro Forma Per Share Data (Fully Converted)(4)					Pro Forma(5)	
	Total Shares (000)	Public Shares (000)	MHC Shares (000)	EPS ($)	Core EPS ($)	Book Value ($)	Tangible Book ($)	Assets ($)	Share Price ($)	Gross Procds(1) ($000)	Net Incr. Capital(2) ($000)	Net Incr. Income(3) ($000)	EPS ($)	Core EPS ($)	Book Value ($)	Tangible Book ($)	Assets ($)	Public Pct. (%)	Dilu-tion (%)
ublicly-Traded MHC Institutions																			
LLB Alliance Bank MHC of PA (20.0)	3,441	688	2,753	0.62	0.61	10.18	10.18	111.05	22.76	69,455	65,985	791	0.78	0.77	27.01	27.01	119.83	18.4	-1.6
CSB BCSB Bankcorp MHC of MD (36.4)	5,900	2,145	3,755	0.13	0.15	7.41	6.97	131.46	14.00	52,570	45,210	489	0.21	0.23	15.07	14.63	139.12	36.4	0.0
HEV Cheviot Fin Cp MHC of OH(45.0)	9,919	4,463	5,456	0.13	0.23	7.86	7.86	27.88	11.08	60,452	51,989	563	0.19	0.29	13.10	13.10	33.12	45.0	0.0
HFN Charter Fincl MHC of GA (19.1)	19,604	3,746	15,858	0.48	0.31	14.80	14.50	57.50	31.23	495,245	425,911	4,609	0.72	0.55	36.53	36.23	79.23	19.1	0.0
CBC Green Co Bcrp MHC of NY (44.0)	2,065	905	1,160	1.47	1.47	15.25	15.25	142.03	35.05	40,658	34,966	378	1.65	1.65	32.18	32.18	158.96	43.8	0.0
OV Gouverneur Bcp MHC of NY(42.6)	2,284	973	1,311	0.38	0.36	8.00	8.00	48.13	13.50	17,699	15,221	165	0.45	0.43	14.66	14.66	54.79	42.6	0.0
XSB Jcksnville Bcp MHC of IL(47.2)	1,967	928	1,039	0.45	0.43	9.97	8.45	128.75	12.50	12,988	11,169	121	0.51	0.49	15.65	14.13	134.43	47.2	0.0
NFC Oneida Fincl MHC of NY (42.9)	7,680	3,235	4,445	0.46	0.53	6.73	5.01	55.01	11.01	48,939	42,088	455	0.52	0.59	12.21	10.49	60.49	42.1	0.0
BHC Pathfinder BC MHC of NY (35.4)	2,454	867	1,587	0.57	0.32	8.89	7.07	123.08	16.05	25,471	21,905	237	0.67	0.42	17.82	16.00	132.01	35.3	0.0
FD Westfield Finl MHC of MA(43.6)	9,950	4,343	5,607	0.64	0.58	11.86	11.86	80.09	23.59	132,269	113,751	1,231	0.76	0.70	23.29	23.29	91.52	43.6	0.0

1) Gross proceeds calculated as stock price multiplied by the number of shares owned by the mutual holding company (i.e., non-public shares).
2) Net increase in capital reflects gross proceeds less offering expenses, contra-equity account for leveraged ESOP and deferred compensation account for restricted stock plan. For institutions with assets at the MHC level, the net increase in capital also includes consolidation of MHC assets with the capital of the institution concurrent with hypothetical second step.

Offering expense percent	2.00
ESOP percent purchase	8.00
Recognition plan percent	4.00

3) Net increase in earnings reflects after-tax reinvestment income (assumes ESOP and recognition plan do not generate reinvestment income), less after-tax ESOP amortization and recognition plan vesting:

After-tax reinvestment	2.31
ESOP loan term (years)	10
Recog. plan vesting (yrs)	5
Effective tax rate	34.00

4) Figures reflect adjustments to "non-grandfathered" companies to reflect dilutive impact of cumulative dividends waived by the MHC (reflect FDIC policy regarding waived dividends).
5) Reflects pro forma ownership position of minority stockholders after taking into account the OTS and FDIC policies regarding waived dividends assuming a hypothetical second step. For OTS "grandfathered" companies, dilution reflects excess waived dividends and MHC assets. For all other companies, dilution reflects all waived dividends and MHC assets.

ource: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

appraisal incorporates a "technical" analysis of recently completed conversions and MHC offerings, including principally the P/B approach which (as discussed in the First Update) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

The Company will adopt Statement of Position ("SOP" 93-6) which will cause earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Company's shareholders. However, we have considered the impact of the Company's adoption of SOP 93-6 in the determination of pro forma market value.

Based on the foregoing, we have concluded that a modest upward adjustment in United Financial's value is appropriate. Therefore, as of May 6, 2005, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, both shares issued to the public as well as to the MHC and the Foundation, is $130,102,040, or 13,010,204 shares at $10.00 per share.

1. P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings. In applying the P/B approach, we considered both reported book value and tangible book value. Based on the $130.1 million updated midpoint value, the Company's P/B and P/TB ratios (fully-converted basis) equaled 75.15%. In comparison to the average fully converted P/B and P/TB ratios indicated for the Peer Group of 90.96% and 94.68%, respectively, United Financial's updated ratios were discounted by 17.4% on a P/B basis and 20.6% on a P/TB basis (versus discounts of 19.7% and 22.8% from the Peer Group's P/B and P/TB ratios as indicated in the First Update). The Company's implied conversion pricing ratios relative to the Peer Group's pricing ratios are indicated in Table 6, and the pro forma calculations are detailed in Exhibits 2 and 3.

On an MHC reported basis, the Company's P/B and P/TB ratios at the $130.1 million updated midpoint value equaled 115.67%. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 183.15% and 197.30%, respectively, United Financial's updated ratios were discounted by 36.8% on a P/B basis and 41.4% on a P/TB basis (versus discounts of 39.8% and 44.1% from the Peer Group's P/B and P/TB ratios as indicated in the First Update). At the supermaximum value of $172.1 million, the Company's P/B and P/TB ratios on an MHC reported basis equaled 133.42%, respectively. In comparison to the Peer Group's average P/B and P/TB ratios, the Company's P/B and P/TB ratios at the top of the supermaximum valuation reflected discounts of 27.2% and 32.4%, respectively. The Company's implied MHC pricing ratios relative to the MHC pricing ratios for the Peer Group are indicated in Table 7, and the pro forma calculations are detailed in Exhibits 4 and 5.

In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent conversions. As indicated in the First Update, the pricing

P FINANCIAL, LC.
inancial Services Industry Consultants
700 North Moore Street, Suite 2210
rlington, Virginia 22209
703) 528-1700

Table 6
MHC INSTITUTIONS -- IMPLIED PRICING RATIOS FULL CONVERSION BASIS
United Fin. Bancorp, Inc of MA and the Comparables
As of May 6, 2005

	Fully Converted Implied Value		Per Share (8)		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
																Reported		Core	
	Price/ Share(1) ($)	Implied Market Val(8) ($Mil)	Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (X)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
Jnited Fin. Bancorp, Inc of MA																			
Supermaximum	$10.00	$172.06	$0.36	$12.16	27.86	82.26	18.25	82.26	27.37	$0.00	0.00	0.00	$943	22.19	0.40	0.66	2.95	0.67	3.01
Maximum	10.00	149.62	0.41	12.69	24.52	78.80	16.20	78.80	24.08	$0.00	0.00	0.00	923	20.56	0.41	0.66	3.21	0.67	3.27
Midpoint	10.00	130.10	0.46	13.31	21.55	75.15	14.35	75.15	21.16	$0.00	0.00	0.00	907	19.09	0.42	0.67	3.49	0.68	3.55
Minimum	10.00	110.59	0.54	14.14	18.51	70.73	12.43	70.73	18.18	$0.00	0.00	0.00	890	17.57	0.43	0.67	3.82	0.68	3.89
All Public Companies(7)																			
Averages	19.89	372.98	1.01	13.65	19.00	148.95	16.28	166.00	20.19	0.45	2.26	34.56	2,559	11.09	0.44	0.76	7.90	0.72	6.95
Medians	---	---	---	---	16.19	140.75	14.12	155.70	17.97	---	---	---	---	---	---	---	---	---	---
All Non-MHC State of MA(7)																			
Averages	24.50	201.27	1.23	17.08	20.76	142.03	17.05	151.79	21.71	0.51	2.02	38.44	886	12.05	0.04	0.78	7.22	0.77	7.05
Medians	---	---	---	---	16.67	146.79	14.49	151.93	19.05	---	---	---	---	---	---	---	---	---	---
Publicly-Traded MHC Institutions, Full Conversion Basis																			
Averages	19.08	137.63	0.61	20.75	25.87	90.96	21.41	94.68	29.56	0.48	2.54	58.56	557	23.68	0.55	0.69	3.07	0.67	2.99
Medians	---	---	---	---	24.51	90.12	20.52	93.89	30.48	---	---	---	---	---	---	---	---	---	---
Publicly-Traded MHC Institutions, Full Conversion Basis																			
ALLB Alliance Bank MHC of PA (20.0)	22.76	85.12	0.77	27.01	29.18	84.27	18.99	84.27	29.56	0.36	1.58	46.75	448	22.54	1.42	0.65	2.88	0.65	2.84
BCSB BCSB Bankcorp MHC of MD (36.4)	14.00	82.60	0.23	15.07	NM	92.90	10.06	95.69	NM	0.50	3.57	NM	821	10.83	0.19	0.16	1.39	0.17	1.53
CHFN Charter Fincl MHC of GA (19.1)	31.23	612.23	0.55	36.53	NM	85.49	39.42	86.20	NM	1.00	3.20	NM	1,553	46.11	NA	0.95	2.04	0.72	1.56
CHEV Cheviot Fin Cp MHC of OH(45.0)	11.08	109.90	0.29	13.10	NM	84.58	33.45	84.58	38.21	0.24	2.17	NM	329	39.55	NA	0.57	1.66	0.88	2.53
GOV Gouverneur Bcp MHC of NY(42.6)	13.50	30.83	0.43	14.66	30.00	92.09	24.64	92.09	31.40	0.28	2.07	65.12	125	26.76	0.43	0.89	3.10	0.85	2.96
GCBC Green Co Bcrp MHC of NY (44.0)	35.05	72.38	1.65	32.18	21.24	108.92	22.05	108.92	21.24	0.88	2.51	53.33	328	20.24	NA	1.07	5.18	1.07	5.18
JXSB Jcksnville Bcp MHC of IL(47.2)	12.50	24.59	0.49	15.65	24.51	79.87	9.30	88.46	25.51	0.30	2.40	61.22	264	11.64	0.83	0.37	3.19	0.36	3.07
ONFC Oneida Fincl MHC of NY (42.9)	11.01	84.56	0.59	12.21	21.17	90.17	18.20	104.96	18.66	0.40	3.63	67.80	465	20.19	0.12	0.85	4.28	0.97	4.85
PBHC Pathfinder BC MHC of NY (35.4)	16.05	39.39	0.42	17.82	23.96	90.07	12.16	100.31	38.21	0.41	2.55	NM	324	13.50	NA	0.52	3.76	0.32	2.36
WFD Westfield Finl MHC of MA(43.6)	23.59	234.72	0.70	23.29	31.04	101.29	25.78	101.29	33.70	0.40	1.70	57.14	911	25.45	0.28	0.83	3.23	0.77	2.98

(1) Current stock price of minority stock. Average of High/Low or Bid/Ask price per share.
(2) EPS (estimated core earnings) is based on reported trailing twelve month data, adjusted to omit non-operating gains and losses on a tax effected basis. Public MHC data reflects additional earnings from reinvestment of proceeds of second step conversion.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings. Ratios are pro forma assuming a second step conversion to full stock form.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings (earnings adjusted to reflect second step conversion).
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Figures estimated by RP Financial to reflect a second step conversion of the MHC to full stock form.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

P FINANCIAL, LC.
inancial Services Industry Consultants
700 North Moore Street, Suite 2210
rlington, Virginia 22209
703) 528-1700

Table 7
Public Market Pricing
United Fin. Bancorp, Inc of MA and the Comparables
As of May 6, 2005

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
	Price/ Share(1)	Market Value	Core 12-Mth EPS(2)	Book Value/ Share	P/E	P/B	P/A	P/TB	P/CORE	Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	NPAs/ Assets	Reported ROA	Reported ROE	Core ROA	Core ROE
	($)	($Mil)	($)	($)	(X)	(%)	(%)	(%)	(X)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)
nited Fin. Bancorp, Inc of MA																			
Supermaximum	$10.00	$80.16	$0.34	$7.50	29.75	133.42	19.95	133.42	29.19	$0.00	0.00	0.00	$863	14.95	0.44	0.67	4.48	0.68	4.57
Maximum	10.00	69.71	0.39	8.03	25.97	124.53	17.53	124.53	25.49	$0.00	0.00	0.00	854	14.07	0.44	0.67	4.79	0.69	4.89
Midpoint	10.00	60.61	0.44	8.65	22.66	115.67	15.38	115.67	22.24	$0.00	0.00	0.00	846	13.30	0.45	0.68	5.10	0.69	5.20
Minimum	10.00	51.52	0.52	9.48	19.33	105.51	13.19	105.51	18.96	$0.00	0.00	0.00	838	12.50	0.45	0.68	5.46	0.70	5.56
ll Public Companies(7)																			
Averages	19.89	372.98	1.01	13.65	19.00	148.95	16.28	166.00	20.19	0.45	2.26	34.56	2,559	11.09	0.44	0.76	7.90	0.72	6.95
Medians	---	---	---	---	16.19	140.75	14.12	155.70	17.97	---	---	---	---	---	---	---	---	---	---
ll Non-MHC State of MA(7)																			
Averages	24.50	201.27	1.23	17.08	20.76	142.03	17.05	151.79	21.71	0.51	2.02	38.44	886	12.05	0.04	0.78	7.22	0.77	7.05
Medians	---	---	---	---	16.67	146.79	14.49	151.93	19.05	---	---	---	---	---	---	---	---	---	---
omparable Group Averages																			
Averages	19.08	42.06	0.50	10.10	30.40	183.15	25.01	197.30	29.70	0.48	2.54	25.26	474	13.81	0.55	0.64	5.11	0.62	4.89
Medians	---	---	---	---	28.16	184.74	22.59	208.12	29.07	---	---	---	---	---	---	---	---	---	---
tate of MA																			
3FBC Benjamin Frkln Bncrp Inc of MA	10.25	86.02	0.31	12.16	36.61	84.29	10.58	131.24	33.06	0.00	0.00	0.00	813	12.55	NA	0.29	2.30	0.32	2.55
3HL Berkshire Hills Bancorp of MA	32.50	189.64	1.88	22.01	15.63	147.66	14.65	156.48	17.29	0.48	1.48	25.53	1,294	9.92	NA	0.94	9.50	0.85	8.59
3RKL Brookline Bancorp, Inc. of MA	15.23	939.07	0.29	9.93	NM	153.37	42.97	166.45	NM	0.34	2.23	NM	2,185	28.02	0.10	1.06	3.11	1.02	3.01
CEBK Central Bncrp of Somerville MA	27.95	44.41	0.91	24.39	23.49	114.60	8.72	121.63	30.71	0.48	1.72	52.75	509	7.61	0.02	0.38	4.58	0.29	3.51
HIFS Hingham Inst. for Sav. of MA	42.82	89.49	2.84	21.59	15.08	198.33	15.91	198.33	15.08	0.76	1.77	26.76	562	8.02	NA	1.12	13.64	1.12	13.64
LSBX LSB Corp of No. Andover MA	16.95	74.31	1.37	13.19	15.84	128.51	14.33	128.51	12.37	0.56	3.30	40.88	518	11.15	0.01	0.96	8.29	1.23	10.61
MASB MassBank Corp. of Reading MA	35.65	157.11	1.46	24.43	22.01	145.93	16.17	147.37	24.42	1.04	2.92	71.23	971	11.08	0.01	0.73	6.50	0.65	5.86
MFLR Mayflower Co-Op. Bank of MA	14.67	30.13	0.77	8.97	16.67	163.55	13.08	164.28	19.05	0.40	2.73	51.95	230	8.00	NA	0.79	9.84	0.69	8.61
WRO Woronoco Bancorp, Inc. of MA(7)	32.50	126.62	1.27	20.48	NM	158.69	13.88	165.39	25.59	0.81	2.49	63.78	913	8.74	NA	0.22	2.37	0.56	6.14
omparable Group																			
ALLB Alliance Bank MHC of PA (20.0)	22.76	15.66	0.61	10.18	36.71	223.58	20.50	223.58	37.31	0.36	1.58	11.80	382	9.17	1.42	0.56	6.03	0.55	5.93
BCSB BCSB Bankcorp MHC of MD (36.4)	14.00	30.03	0.15	7.41	NM	188.93	10.65	200.86	NM	0.50	3.57	NM	776	5.64	0.19	0.10	1.76	0.12	2.03
CHFN Charter Fincl MHC of GA (19.1)	31.23	116.99	0.31	14.80	NM	211.01	54.31	215.38	NM	1.00	3.20	NM	1,127	25.74	NA	0.89	3.55	0.57	2.29
CHEV Cheviot Fin Cp MHC of OH(45.0)	11.08	49.45	0.23	7.86	NM	140.97	39.74	140.97	NM	0.24	2.17	NM	277	28.19	NA	0.47	2.09	0.83	3.70
GOV Gouverneur Bcp MHC of NY(42.6)	13.50	13.14	0.36	8.00	35.53	168.75	28.05	168.75	37.50	0.28	2.07	NM	110	16.62	0.43	0.86	4.84	0.82	4.59
GCBC Green Co Bcrp MHC of NY (44.0)	35.05	31.72	1.47	15.25	23.84	229.84	24.68	229.84	23.84	0.88	2.51	26.24	293	10.74	NA	1.07	9.85	1.07	9.85
JXSB Jcksnville Bcp MHC of IL(47.2)	12.50	11.60	0.43	9.97	27.78	125.38	9.71	147.93	29.07	0.30	2.40	32.92	253	7.74	0.83	0.34	4.37	0.33	4.17
ONFC Oneida Fincl MHC of NY (42.9)	11.01	35.62	0.53	6.73	23.93	163.60	20.01	219.76	20.77	0.40	3.63	NM	422	12.23	0.12	0.83	6.89	0.96	7.93
PBHC Pathfinder BC MHC of NY (35.4)	16.05	13.92	0.32	8.89	28.16	180.54	13.04	227.02	NM	0.41	2.55	NM	302	7.22	NA	0.47	6.43	0.26	3.61
WFD Westfield Finl MHC of MA(43.6)	23.59	102.45	0.58	11.86	36.86	198.90	29.45	198.90	NM	0.40	1.70	30.10	797	14.81	0.28	0.80	5.29	0.73	4.80

(1) Average of high/low or bid/ask price per share.
(2) EPS (core basis) is based on actual trailing twelve month data, adjusted to omit the impact of non-operating items on a tax effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

characteristics of recent conversion offerings are not the primary determinate of value. Consistent with the First Update, particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals). The five recently completed MHC offerings closed their offerings at an average pro forma price/tangible book ratio of 88.0% (fully-converted basis) and, on average, declined 1.7%% during the first month of trading. The most three recent MHC offerings, all of which started trading within approximately the past month, declined in price by 10.7% through May 6, 2005. In comparison, the Company's P/TB ratio of 75.2% at the updated midpoint value reflects an implied discount of 14.6% relative to the average pro forma P/TB ratio of the five recent MHC offerings at closing. All five of the recent MHC offerings are quoted on the NASDAQ for purposes of calculating a current P/TB ratio. The current average fully-converted P/TB ratio of the five recent MHC offerings equals 87.2%, based on closing market prices as of May 6, 2005. In comparison to this fully-converted current P/TB ratio of the five recent publicly-traded MHC offerings, the Company's P/TB ratio at the updated midpoint value reflects an implied discount of 13.8%. At the supermaximum of the updated valuation range, United Financial's pro forma P/TB ratio of 82.3% represents a 5.7% discount to the current ratios of the five recent MHC offerings.

2. <u>P/E Approach.</u> In applying the P/E approach, RP Financial's valuation conclusions considered both reported earnings and a recurring or "core" earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax-earnings benefit from reinvestment of net stock proceeds. The Company reported net income of $5,633,000 for the 12 months ended March 31, 2005. In deriving United Financial's core earnings, the adjustments made to reported earnings were to eliminate the net gains on the sale of investment securities and loans, and the expense related to the writeoff of charter conversion expenses, for the 12 months ended March 31, 2005. As shown below, on an after-tax basis at the marginal tax rate of 40%, the Company's core earnings were determined to equal $5,743,000 for the 12 months ended March 31, 2005.

	03/31/05 Amount ($000)
Net income	$5,633
Less: Gains on sale of loans/investments	(17)
Add back: Writeoff of charter conversion expenses	201
Less: tax impact at 40%	(74)
Core earnings estimate	$5,743

Based on United Financial's estimated reported and core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company's reported and core P/E multiples (fully-converted basis) at the updated midpoint value equaled 21.55 and 21.16 times. The Company's updated reported and core P/E multiple provided for discounts of 16.7% and 28.4% relative to the Peer Group's average reported and core P/E multiples of 25.87 times and 29.56 times (versus discounts of 23.8% and 34.9% relative to the Peer Group's average reported and core P/E multiple as indicated in the First Update). The Company's ratios include the impact of the new accounting requirements for compensation expense related to stock options, the Peer Group's ratios do not, as the new accounting guidance for recognition of stock option compensation expense will not become effective until after June 15, 2005. We paid close attention to the discounts resulting under the P/E approach. We have concluded that new issues for smaller offerings, including United Financial, tend to trade more based on the pro forma book value multiples than earnings, and the pro forma price/earnings multiples are deemed appropriate in light of the valuation emphasis on the price-to-book value ratio in newly converting companies.

On an MHC reported basis, the Company's reported and core P/E multiples at the proposed midpoint value of $130.1 million equaled 22.66 times and 22.24 times, respectively. The Company's updated reported and core P/E multiple provided for discounts of 26.8% and 25.1% relative to the Peer Group's average reported and core P/E multiples of 30.40 times and 29.70 times (versus discounts of 32.3% and 27.3% relative to the Peer Group's average reported and core P/E multiples as indicated in the First Update).

3. <u>P/A Approach</u>. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings -- which have received greater weight in our valuation analysis. At the $130.1 million updated midpoint value, United Financial's fully converted pro forma P/A ratio equaled 14.35%. In comparison to the Peer Group's average P/A ratio (fully-converted basis) of 21.41%, United Financial's P/A ratio indicated a discount of 33.0% (versus a discount of 37.8% at the midpoint valuation in the First Update).

On an MHC reported basis, United Financial's pro forma P/A ratio at the $130.1 million updated midpoint value equaled 15.38%. In comparison to the Peer Group's average P/A ratio of 25.01%, United Financial's P/A ratio indicated a discount of 38.5% (versus a discount of 43.2% at the midpoint valuation in the First Update).

<u>Valuation Conclusion</u>

Based on the foregoing, it is our opinion that, as of May 6, 2005, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, including shares issued publicly as well as to the Foundation and the MHC, equaled $130,102,040 at the midpoint, equal to 13,010,204 shares offered at a per share value of $10.00. The valuation conclusion takes into account the dilutive impact of the contribution to the Foundation, with stock equal to 2.00% of the pro forma shares outstanding and the balance of the contribution comprised of $150,000 cash.

Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $110,586,730 and a maximum value of $149,617,350. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 11,058,673 at the minimum and 14,961,735 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $172,059,950 without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 17,205,995. The Board of Directors has established a public offering range such that the public ownership of the Company will constitute a 44.59% ownership interest, excluding the shares issued to the Foundation. Accordingly, the offering to the public of the minority stock will equal $49,310,063 at the minimum, $58,012,500 at the midpoint, $66,714,380 at the maximum and $76,721,530 at the supermaximum of the valuation range. Based on the public offering range and inclusive of the shares issued to the Foundation, equal to 2% of the total shares to be outstanding, the public ownership of shares will represent 46.59% of the shares issued throughout the valuation range.

The pro forma valuation calculations relative to the Peer Group (fully-converted basis) are shown in Table 6 and are detailed in Exhibits 2 and 3; the pro forma valuation calculations relative to the Peer Group based on reported financials are shown in Table 7 and are detailed in Exhibits 4 and 5.

Respectfully submitted,

RP® FINANCIAL, LC.

William E. Pommerening
Chief Executive Officer

James J. Oren
Senior Vice President

EXHIBITS

LIST OF EXHIBITS

EXHIBIT 1

Thrift Industry Stock Prices
As of May 6, 2005

ICIAL, LC.
il Services Industry Consultants
·th Moore Street, Suite 2210
on, Virginia 22209
18-1700

Exhibit 1A
Weekly Thrift Market Line - Part One
Prices As Of May 6, 2005

	Market Capitalization			Price Change Data						Current Per Share Financials				
		Shares	Market	52 Week (1)			% Change From						Tangible	
al Institution	Price/ Share(1) ($)	Outst- anding (000)	Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Book Value/ Share(4) ($)	Assets/ Share ($)
Averages. All Public Companies(no MHC)														
·lic Companies(147)	20.67	19,911	416.8	24.31	18.20	20.37	1.34	-0.35	-7.88	1.26	1.15	14.67	13.23	164.54
.sured Thrifts(121)	20.30	16,259	363.5	23.85	17.76	20.02	1.19	0.31	-7.58	1.24	1.11	14.57	13.32	166.96
iured Thrifts(26)	22.37	36,711	661.8	26.39	20.24	21.96	1.99	-3.39	-9.26	1.33	1.31	15.10	12.84	153.44
·aded Companies(13)	30.47	98,825	2,321.0	33.21	24.60	29.51	2.26	7.60	-3.94	2.32	1.81	18.11	15.53	236.77
:aded Companies(8)	21.12	4,505	87.6	25.15	19.51	21.08	-0.26	2.99	-9.33	1.20	1.17	15.89	15.35	189.54
Listed OTC Companies(126)	19.58	12,261	229.7	23.29	17.43	19.34	1.33	-1.41	-8.23	1.15	1.07	14.22	12.86	155.26
:nia Companies(13)	29.58	23,631	833.6	32.52	22.90	28.44	3.11	11.57	-4.25	2.41	1.67	17.74	16.92	244.58
ı Companies(8)	22.93	24,895	560.6	26.42	18.51	22.52	1.44	16.03	-9.32	1.17	1.15	10.48	10.01	143.33
lantic Companies(37)	18.66	39,723	761.5	23.03	16.63	18.36	1.60	-3.41	-11.70	1.11	1.03	12.58	10.77	147.41
st Companies(52)	19.78	8,416	170.6	23.48	18.01	19.67	0.63	-4.44	-7.04	1.12	1.04	15.81	14.42	165.25
gland Companies(12)	23.03	19,361	304.7	26.84	21.14	22.70	1.44	-2.27	-7.58	1.24	1.23	15.68	14.13	161.91
West Companies(8)	23.40	17,957	433.8	26.39	20.83	22.91	2.39	7.33	-6.59	1.60	1.53	15.70	13.55	163.03
East Companies(13)	18.20	8,349	120.2	21.02	16.10	18.03	1.01	1.47	-5.40	0.90	0.74	13.89	13.25	134.58
West Companies(3)	15.76	11,802	199.6	17.02	13.52	15.61	0.89	-1.42	-5.06	0.89	0.62	12.70	8.03	195.00
n Companies (Excl CA)(1)	12.50	6,621	82.8	13.91	9.95	12.29	1.71	15.31	-0.08	3.55	7.05	14.29	14.29	281.72
Strategy(139)	20.26	16,994	349.4	23.85	17.86	19.98	1.27	-0.79	-7.82	1.21	1.12	14.57	13.19	161.46
ge Banker Strategy(6)	25.65	88,394	1,961.8	29.38	22.39	24.97	2.62	7.72	-8.94	1.91	1.52	15.48	12.34	208.57
state Strategy(1)	13.13	7,034	92.4	16.34	12.01	12.99	1.08	-2.16	-4.86	0.76	0.55	9.21	9.21	114.08
ified Strategy(1)	52.50	6,998	367.4	62.75	45.03	51.00	2.94	10.29	-12.50	3.70	3.62	28.05	27.90	357.67
ies Issuing Dividends(135)	20.89	20,883	433.7	24.56	18.51	20.60	1.27	-0.38	-8.08	1.27	1.15	14.81	13.42	162.22
ies Without Dividends(12)	18.11	8,513	218.3	21.36	14.55	17.60	2.13	-0.08	-5.54	1.10	1.09	13.00	11.06	191.77
/Assets <6%(16)	20.79	18,450	459.9	24.70	18.22	20.72	-0.05	-1.89	-9.39	1.70	1.69	14.18	12.92	258.67
/Assets 6-12%(95)	22.47	15,067	355.4	26.23	19.63	22.09	1.54	1.16	-7.01	1.41	1.21	15.14	14.06	177.06
/Assets >12%(36)	15.94	33,091	559.1	19.15	14.48	15.75	1.37	-3.68	-9.56	0.70	0.76	13.64	11.20	94.36
ted Last 3 Mths (no MHC)(3)	9.64	7,033	69.3	13.60	9.16	9.37	2.91	-15.42	-19.10	0.23	0.23	11.13	9.26	72.90
ly Traded Companies(13)	27.00	46,317	1,097.5	31.46	24.39	26.45	2.18	-0.79	-8.74	1.74	1.70	17.54	15.18	201.56
Value Below $20 Million(8)	11.22	1,663	15.2	14.87	10.57	11.21	-0.15	-18.03	-6.77	0.03	-0.42	10.85	10.53	139.55
g Company Structure(141)	20.65	20,544	430.4	24.20	18.16	20.33	1.37	-0.10	-7.66	1.26	1.16	14.70	13.22	164.26
Over $1 Billion(58)	23.43	44,525	949.5	27.05	20.07	22.84	2.17	2.83	-8.74	1.60	1.43	14.57	12.36	174.31
$500 Million-$1 Billion(42)	20.61	5,007	93.2	24.12	18.25	20.46	0.93	3.89	-7.76	1.28	1.26	14.91	13.68	171.05
$250-$500 Million(25)	18.72	2,581	41.4	22.58	17.36	18.56	1.09	-8.17	-7.42	1.08	0.92	16.03	15.02	174.95
less than $250 Million(22)	15.51	1,721	25.3	19.16	13.94	15.51	0.08	-7.76	-6.29	0.47	0.41	12.75	12.55	111.48
ll Companies(105)	21.94	25,397	541.5	25.51	19.21	21.56	1.53	0.76	-7.69	1.34	1.16	15.16	13.21	170.83
odwill Companies(40)	17.34	5,750	95.6	21.09	15.44	17.23	0.89	-3.05	-8.58	1.05	1.12	13.07	13.07	144.98
ors of FSLIC Cases(5)	28.43	31,657	998.0	33.06	22.66	27.19	2.37	-3.58	-4.91	1.61	1.14	18.91	17.82	247.55

erage of high/low or bid/ask price per share.
since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
S (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
cludes intangibles (such as goodwill, value of core deposits, etc.).
A (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
nualized, based on last regular quarterly cash dividend announcement.
dicated dividend as a percent of trailing twelve month earnings.
cluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
r MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

l thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number
institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 6, 2005

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(29)	15.96	18,897	154.0	19.44	14.10	16.00	-0.37	2.16	-11.93	0.33	0.35	8.59	8.10	66.36
SAIF-Insured Thrifts(18)	13.62	18,135	101.5	16.84	12.67	13.70	-0.34	1.74	-11.93	0.15	0.19	7.93	7.60	54.04
BIF-Insured Thrifts(11)	20.16	20,269	248.5	24.12	16.68	20.14	-0.43	2.91	-11.91	0.65	0.64	9.78	9.00	88.52
AMEX Traded Companies(2)	18.55	6,117	57.8	21.25	14.16	18.70	-0.65	12.24	-9.02	0.51	0.47	9.93	9.93	64.11
NASDAQ Listed OTC Companies(27)	15.76	19,880	161.4	19.30	14.10	15.79	-0.35	1.38	-12.15	0.32	0.34	8.49	7.96	66.53
California Companies(1)	11.43	14,715	66.9	15.62	10.47	11.41	0.18	-2.14	-23.60	0.30	0.29	6.23	5.92	41.40
Mid-Atlantic Companies(15)	14.45	16,782	85.4	18.01	13.23	14.47	0.02	-3.73	-12.65	0.41	0.43	8.18	7.59	71.75
Mid-West Companies(5)	16.43	19,764	174.8	19.40	14.49	16.88	-3.43	6.63	-8.22	0.03	0.05	9.22	8.54	68.08
New England Companies(5)	19.43	26,252	384.7	21.40	14.88	19.16	0.79	12.84	-7.12	0.42	0.47	9.08	8.84	65.59
South-East Companies(2)	21.24	17,076	91.2	29.65	20.65	21.24	0.91	1.92	-23.43	0.37	0.29	10.79	10.54	50.67
Western Companies (Excl CA)(1)	11.35	15,209	70.7	13.24	11.00	11.28	0.62	13.50	-9.56	0.23	0.25	6.70	6.70	42.31
Thrift Strategy(28)	14.95	16,108	96.7	18.51	13.57	15.05	-0.52	0.51	-12.77	0.30	0.32	8.43	7.96	64.54
Diversified Strategy(1)	43.07	94,200	1,702.3	44.48	28.39	41.53	3.71	46.65	10.75	1.19	1.06	12.91	11.75	115.26
Companies Issuing Dividends(22)	17.95	18,292	179.9	22.01	15.58	18.03	-0.80	2.92	-12.60	0.39	0.39	9.22	8.63	74.95
Companies Without Dividends(7)	9.99	20,712	76.3	11.71	9.68	9.89	0.92	-0.14	-9.91	0.15	0.23	6.71	6.52	40.59
Equity/Assets <6%(1)	14.00	5,900	30.0	18.00	13.15	14.00	0.00	-16.27	-16.42	0.13	0.15	7.41	6.97	131.46
Equity/Assets 6-12%(9)	24.32	29,766	376.4	29.46	20.56	24.28	-0.53	2.40	-11.80	0.53	0.51	10.85	9.90	114.94
Equity/Assets >12%(19)	12.54	15,004	66.9	15.29	11.44	12.62	-0.32	3.02	-11.74	0.26	0.29	7.71	7.40	42.47
Holding Company Structure(25)	15.55	15,713	98.0	19.22	14.06	15.67	-0.65	1.69	-12.25	0.31	0.33	8.66	8.15	68.24
Assets Over $1 Billion(6)	28.01	62,356	649.4	32.86	23.62	27.59	1.51	10.54	-6.64	0.36	0.30	11.46	10.33	87.97
Assets $500 Million-$1 Billion(9)	12.58	14,228	72.0	15.57	11.41	12.54	0.52	2.28	-15.85	0.24	0.28	7.38	7.27	58.19
Assets $250-$500 Million(12)	13.89	6,923	31.7	17.33	12.63	14.07	-1.15	-4.89	-11.70	0.37	0.40	8.30	7.70	67.58
Assets less than $250 Million(2)	13.45	3,102	18.4	15.94	11.25	14.10	-4.42	22.92	-8.84	0.44	0.43	8.67	8.67	41.69
Goodwill Companies(13)	16.24	23,955	218.1	20.13	14.35	16.16	0.13	-0.36	-13.27	0.39	0.39	8.60	7.68	75.27
Non-Goodwill Companies(16)	15.71	14,513	98.4	18.84	13.89	15.85	-0.81	4.34	-10.76	0.28	0.31	8.59	8.46	58.63
MHC Institutions(29)	15.96	18,897	154.0	19.44	14.10	16.00	-0.37	2.16	-11.93	0.33	0.35	8.59	8.10	66.36
MHC Converted Last 3 Months(5)	9.70	22,748	77.4	10.75	9.23	9.65	0.62	-2.98	-2.98	0.15	0.19	6.67	6.02	33.72

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

INANCIAL, LC.
ncial Services Industry Consultants
North Moore Street, Suite 2210
ngton, Virginia 22209
) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 6, 2005

	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
ncial Institution	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Traded Companies														
Astoria Financial Corp. of NY	26.96	109,466	2,951.2	27.81	22.17	26.51	1.70	12.57	1.16	2.06	2.13	12.48	10.79	212.40
BankAtlantic Bancorp of FL	17.39	60,542	1,052.8	20.12	14.37	17.06	1.93	11.98	-12.61	1.16	1.11	7.94	6.52	106.01
Commercial Federal Corp. of NE	25.10	39,020	979.4	30.38	24.70	26.11	-3.87	-3.68	-15.52	1.96	1.98	20.23	15.74	293.48
Downey Financial Corp. of CA	70.97	27,854	1,976.8	71.57	47.15	64.73	9.64	46.63	24.51	5.40	3.95	37.85	37.74	606.50
FirstFed Financial Corp. of CA	52.75	16,523	871.6	55.25	38.16	50.63	4.19	30.25	1.70	4.20	3.98	29.98	29.69	509.64
Flagstar Bancorp, Inc. of MI	18.53	62,006	1,149.0	23.17	18.00	19.04	-2.68	-9.83	-18.01	2.32	1.68	11.85	11.85	211.68
IndyMac Bancorp, Inc. of CA	39.91	62,458	2,492.7	40.30	29.21	38.48	3.72	24.41	15.85	3.65	-1.32	21.28	19.98	287.65
New York Community Bcrp of NY*	17.56	265,478	4,661.8	24.89	17.04	17.70	-0.79	-29.48	-14.63	1.19	1.61	12.05	4.43	92.71
NewAlliance Bancshares of CT*	13.65	114,159	1,558.3	15.76	12.92	13.10	4.20	1.34	-10.78	0.14	0.45	12.37	8.24	56.86
PFF Bancorp, Inc. of Pomona CA	28.47	24,783	705.6	31.45	23.17	27.92	1.97	12.40	-7.83	1.85	1.72	13.60	13.54	157.81
Provident Fin. Serv. Inc of NJ*	17.36	72,586	1,260.1	19.70	15.85	16.99	2.18	-6.16	-10.38	0.68	0.65	15.66	9.57	88.63
Sovereign Bancorp, Inc. of PA	21.50	377,800	8,122.7	23.80	19.85	20.57	4.52	6.33	-4.66	1.20	1.21	13.20	6.90	144.18
Westcorp of Irvine CA	45.95	52,047	2,391.6	47.59	37.25	44.74	2.70	2.00	0.04	4.33	4.33	26.89	26.88	310.42
Traded Companies														
Berkshire Hills Bancorp of MA*	32.50	5,835	189.6	39.20	30.97	31.40	3.50	-1.81	-12.52	2.08	1.88	22.01	20.77	221.82
Carver Bancorp, Inc. of NY	17.75	2,501	44.4	21.75	17.75	17.75	0.00	-16.27	-11.25	1.34	2.12	18.22	18.22	246.33
EFC Bancorp, Inc of Elgin IL	25.10	4,789	120.2	27.40	23.00	25.30	-0.79	-4.38	-3.65	1.42	1.74	17.86	17.86	209.63
Federal Trust Corp of FL	10.12	8,062	81.6	10.75	7.40	10.25	-1.27	23.72	-0.78	0.38	0.42	4.89	4.89	74.81
Gouverneur Bcp MHC of NY(42.6)	13.50	2,284	13.1	16.50	11.50	13.50	0.00	11.94	-9.40	0.38	0.36	8.00	8.00	48.13
SouthFirst Bancshares of AL	14.69	719	10.6	18.75	14.62	15.23	-3.55	-14.09	-4.61	-0.71	-1.49	14.41	13.65	200.05
Teche Hlding Cp of N Iberia LA	36.10	2,250	81.2	41.75	34.10	36.02	0.22	4.03	-5.62	2.55	2.48	26.73	24.94	298.66
Washington SB, FSB of Bowie MD	11.61	7,378	85.7	16.45	8.76	11.60	0.09	29.72	-26.89	1.32	1.01	7.13	7.13	75.50
Westfield Finl MHC of MA(43.6)*	23.59	9,950	102.5	26.00	16.81	23.90	-1.30	12.55	-8.64	0.64	0.58	11.86	11.86	80.09
Woronoco Bancorp, Inc. of MA(8)*	32.50	3,896	126.6	40.20	27.75	31.53	3.08	0.62	-11.40	0.49	1.27	20.48	19.65	234.23
AQ Listed OTC Companies														
ASB Financial Corp. of OH	22.10	1,702	37.6	25.30	19.78	22.45	-1.56	-15.68	0.45	1.19	1.17	10.96	10.96	101.62
Abington Com Bcp MHC PA (45.0)	11.10	15,870	79.3	13.75	10.95	11.00	0.91	11.00	-16.98	0.33	0.33	7.50	7.50	47.14
Access Anytime Bancorp of NM	14.40	1,708	24.6	15.01	12.70	14.40	0.00	2.06	-3.87	0.72	0.29	12.57	6.63	231.07
Alliance Bank MHC of PA (20.0)*	22.76	3,441	15.7	41.50	21.68	23.52	-3.23	-27.77	-42.44	0.62	0.61	10.18	10.18	111.05
Ameriana Bancorp of IN	13.91	3,151	43.8	17.25	12.80	13.50	3.04	-13.50	-13.28	0.45	0.39	12.26	12.08	136.01
Anchor BanCorp Wisconsin of WI	27.12	22,959	622.6	29.75	24.52	26.42	2.65	1.50	-6.96	1.93	1.62	13.97	13.08	171.37
Atl Cst Fed Cp of GA MHC(40.0)	11.25	14,548	65.5	15.15	10.69	10.95	2.74	12.50	-18.30	0.26	0.26	6.78	6.57	43.83
Atlantic Liberty Fincl of NY	22.19	1,683	37.3	25.22	17.28	22.00	0.86	26.58	-5.57	1.17	1.49	16.44	16.44	110.19
BCSB Bankcorp MHC of MD (36.4)	14.00	5,900	30.0	18.00	13.15	14.00	0.00	-16.27	-16.42	0.13	0.15	7.41	6.97	131.46
BFC Financial Corp. of FL(8)	9.38	28,141	264.0	11.34	6.91	8.63	8.69	2.74	-7.31	0.39	0.39	3.92	0.78	247.14
Bank Mutual Corp of WI	10.97	65,956	723.5	12.59	9.65	10.53	4.18	2.52	-9.86	0.45	0.45	10.17	9.30	52.24
BankUnited Fin. Corp. of FL	24.80	30,249	750.2	32.95	23.56	23.88	3.85	-5.60	-22.38	1.81	1.72	16.45	15.51	306.15
Benjamin Frkln Bncrp Inc of MA*	10.25	8,392	86.0	10.70	9.91	10.15	0.99	2.50	2.50	0.28	0.31	12.16	7.81	96.86
Beverly Hills Bncorp Inc of CA	10.46	21,152	221.2	11.34	7.06	10.44	0.19	8.62	3.56	0.84	0.84	7.98	7.84	64.99
Blue River Bancshares of IN	4.90	3,406	16.7	6.85	4.51	5.20	-5.77	-18.87	-5.41	-0.08	-0.02	4.63	3.60	60.67
Bofi Holding, Inc. Of CA(8)	9.65	4,563	44.0	12.00	8.90	9.83	-1.83	-3.50	-3.50	0.36	0.38	5.74	5.74	112.45
Broadway Financial Corp. of CA	11.00	1,520	16.7	13.94	10.75	11.06	-0.54	-17.48	-11.93	0.99	0.92	9.10	9.10	195.90
Brookline Bancorp, Inc. of MA*	15.23	61,659	939.1	16.45	13.75	14.97	1.74	5.40	-6.68	0.30	0.29	9.93	9.15	35.44
Brooklyn Fed MHC of NY (30.0)	9.50	13,225	37.7	10.30	9.11	9.35	1.60	-5.00	-5.00	0.27	0.26	5.31	5.31	25.44
CFS Bancorp, Inc of Munster IN	13.53	12,371	167.4	14.99	12.44	13.61	-0.59	-2.80	-5.19	-0.61	-0.52	11.81	11.70	104.95
Capitol Fd Fn MHC of KS (29.5)	34.11	74,415	746.3	37.31	29.27	33.95	0.47	8.11	-5.25	-1.13	-1.14	11.53	11.53	114.21
Central Bncrp of Somerville MA*	27.95	1,589	44.4	36.25	26.00	27.17	2.87	-23.42	-3.62	1.19	0.91	24.39	22.98	320.57
Central Federal Corp. of OH	10.50	2,226	23.4	18.00	9.75	10.05	4.48	-19.85	-21.64	-1.12	-1.02	8.26	8.26	66.69
Charter Fincl MHC of GA (19.1)	31.23	19,604	117.0	44.15	30.60	31.52	-0.92	-8.66	-28.57	0.48	0.31	14.80	14.50	57.50
Cheviot Fin Cp MHC of OH(45.0)	11.08	9,919	49.5	13.24	10.17	11.16	-0.72	1.19	-12.06	0.13	0.23	7.86	7.86	27.88
Citizens First Bancorp of MI	21.39	8,488	181.6	26.40	19.50	20.45	4.60	-7.16	-11.54	0.97	0.93	19.19	17.59	164.16
Citizens South Banking of NC	13.22	7,247	95.8	14.35	12.40	12.85	2.88	0.15	-7.36	0.40	0.50	9.59	8.57	70.52
Clifton Svg Bp MHC of NJ(45.0)	10.31	30,530	141.6	12.90	9.98	10.22	0.88	-12.70	-15.14	0.15	0.15	6.65	6.65	27.24
Coastal Fin. Corp. of SC	14.58	17,660	257.5	18.44	10.74	14.61	-0.21	18.44	-16.30	0.88	0.86	5.05	5.05	78.35
Commercial Capital Bcrp of CA	15.95	55,416	883.9	24.99	14.70	15.79	1.01	-3.10	-31.19	1.30	1.26	11.78	4.86	96.24
Community Fin. Corp. of VA	21.07	2,081	43.8	24.55	18.20	21.24	-0.80	6.74	-5.05	1.77	1.77	14.98	14.98	182.02
Community Inv. Bncp, Inc of OH	12.87	1,070	13.8	16.00	12.87	12.87	0.00	-10.63	-12.75	0.82	0.76	12.38	12.38	110.86
Dime Community Bancshars of NY*	15.08	37,191	560.8	19.00	13.85	14.84	1.62	-10.40	-15.80	1.20	1.20	7.60	6.11	90.62
ESB Financial Corp. of PA	13.03	10,683	139.2	15.65	10.63	13.07	-0.31	-4.05	-9.83	0.94	0.87	9.15	8.46	130.54

'INANCIAL, LC.
ancial Services Industry Consultants
) North Moore Street, Suite 2210
ington, Virginia 22209
3) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 6, 2005

	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
ancial Institution	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
DAQ Listed OTC Companies (continued)														
K Elmira Svgs Bank, FSB of NY*	28.50	1,096	31.2	33.35	25.98	28.25	0.88	-1.62	-8.06	2.38	2.20	19.71	19.32	290.20
F FFD Financial Corp of Dover OH	15.00	1,190	17.9	16.75	13.00	15.00	0.00	0.54	-6.31	0.59	0.48	14.21	14.21	116.30
C FFLC Bancorp of Leesburg FL(8)	44.35	5,412	240.0	45.00	24.26	44.00	0.80	66.79	26.35	1.97	1.92	15.98	15.98	205.09
O FMS Fin Corp. of Burlington NJ	18.00	6,502	117.0	23.00	15.15	18.35	-1.91	5.88	-14.29	1.29	1.23	10.91	10.54	191.52
O FedFirst Fin MHC of PA (45.0)	8.55	6,613	25.4	9.56	8.35	8.50	0.59	-14.50	-14.50	-0.15	0.08	6.77	6.61	44.53
I Fidelity Bancorp, Inc. of PA	23.04	2,657	61.2	25.49	19.75	23.51	-2.00	3.55	-8.57	1.55	1.52	15.43	14.37	242.62
L Fidelity Bankshares, Inc of FL	23.25	24,427	567.9	28.85	21.60	23.06	0.82	4.26	-18.45	0.94	0.98	10.29	10.17	142.08
C First BancTrust Corp of IL	12.18	2,495	30.4	13.35	10.85	12.24	-0.49	-7.45	2.70	0.49	0.38	11.04	11.04	92.55
I First Bancorp of Indiana of IN	19.95	1,503	30.0	21.03	18.90	19.30	3.37	2.05	2.84	0.32	0.18	19.88	18.56	184.92
I First Bancshares, Inc. of MO	19.15	1,602	30.7	22.75	18.25	19.25	-0.52	-5.43	-6.59	1.82	1.81	17.85	17.57	162.34
P First Capital, Inc. of IN	18.51	2,598	48.1	24.25	18.40	19.25	-3.84	-21.23	-11.86	1.32	1.30	15.67	13.39	163.70
L First Community Bk Corp of FL	26.25	2,221	58.3	29.43	18.10	26.25	0.00	32.18	-4.96	0.91	0.88	10.63	10.44	108.87
F First Defiance Fin. Corp of OH	27.49	7,020	193.0	29.99	22.01	27.73	-0.87	16.34	-4.71	1.59	1.46	21.11	16.34	182.90
S First Fed Serv MHC of IL(45.0)	13.39	3,920	23.6	15.37	11.00	14.69	-8.85	33.90	-8.29	0.50	0.50	9.34	9.34	35.25
M First Fed of N. Michigan of MI	8.81	3,066	27.0	15.02	8.30	8.52	3.40	-18.58	-36.80	0.14	0.12	11.65	10.39	89.34
H First Fed. Bancshares of AR	24.42	5,084	124.2	26.00	18.00	23.84	2.43	23.65	8.44	1.58	1.50	14.86	14.86	153.82
I First Federal Bancshares of IL	21.49	1,317	28.3	33.50	20.10	21.85	-1.65	-34.80	-0.09	1.37	1.12	18.32	17.11	237.27
X First Federal Bankshares of IA	20.41	3,624	74.0	24.00	19.60	19.80	3.08	-2.34	-10.48	1.43	1.67	19.80	14.67	159.67
H First Fin. Holdings Inc. of SC	28.06	12,352	346.6	34.14	24.75	26.62	5.41	-1.54	-14.29	2.09	2.21	13.84	11.99	200.22
S First Franklin Corp. of OH	17.65	1,655	29.2	22.00	16.00	17.00	3.82	-1.94	-10.41	0.33	0.26	14.40	14.40	164.56
S First Keystone Fin., Inc of PA	16.72	1,931	32.3	27.50	16.50	16.75	-0.18	-40.54	-29.15	1.03	0.81	15.36	15.36	294.60
H First Midwest Fin., Inc. of IA	20.45	2,499	51.1	26.00	20.08	22.25	-8.09	-8.87	-11.85	1.38	1.61	18.54	17.17	323.50
B First Mutual Bncshrs Inc of WA*	24.85	5,308	131.9	26.80	21.70	24.84	0.04	8.71	-3.27	1.80	1.56	11.49	11.49	192.52
G First Niagara Fin. Group of NY*	12.70	116,720	1,482.3	14.85	11.49	12.54	1.28	0.40	-8.96	0.46	0.48	7.95	4.99	43.51
I First Niles Fin., Inc. of OH	15.96	1,385	22.1	20.70	14.50	15.96	0.00	-12.26	-12.74	0.73	0.61	11.49	11.49	70.93
B First PacTrust Bancorp of CA	24.36	4,226	102.9	27.97	20.00	24.50	-0.57	19.65	-10.93	1.20	1.19	18.79	18.79	159.60
C First Place Fin. Corp. of OH	18.86	14,997	282.8	23.27	16.44	17.53	7.59	7.28	-15.77	0.97	1.07	15.41	10.62	165.36
W FirstBank NW Corp. of WA	25.45	2,989	76.1	29.44	24.73	26.34	-3.38	1.76	-10.42	2.11	1.78	23.89	17.28	257.47
C Flushing Fin. Corp. of NY*	16.38	19,204	314.6	21.49	15.99	16.36	0.12	-4.77	-18.34	1.22	1.24	8.37	8.17	111.20
X Franklin Bank Corp of TX*	17.11	21,896	374.6	19.03	14.33	16.81	1.78	-4.89	-6.25	1.06	0.94	12.82	9.43	158.92
B GFSB Bancorp, Inc of Gallup NM(8)	20.01	1,147	23.0	25.25	19.00	21.70	-7.79	-7.32	-13.00	1.15	1.25	16.67	16.67	189.41
A GS Financial Corp. of LA	17.80	1,288	22.9	19.93	17.73	17.80	0.00	-9.87	-1.11	0.15	0.54	22.47	22.47	155.33
E Great Pee Dee Bancorp of SC	14.87	1,815	27.0	18.50	13.90	14.34	3.70	-6.30	-1.06	0.68	0.64	14.76	14.24	94.67
C Greater Atlant. Fin Corp of VA	6.20	3,012	18.7	7.55	5.70	6.05	2.48	-18.95	-0.80	-0.81	-2.61	5.86	5.44	131.53
C Green Co Bcrp MHC of NY (44.0)*	35.05	2,065	31.7	35.28	28.80	35.05	0.00	19.22	6.34	1.47	1.47	15.25	15.25	142.03
C HF Financial Corp. of SD	22.75	3,514	79.9	24.74	14.05	22.25	2.25	54.34	24.66	1.63	1.48	15.46	14.05	241.56
F HMN Financial, Inc. of MN	30.00	4,407	132.2	33.50	24.51	30.20	-0.66	19.28	-9.06	2.27	2.11	19.17	18.24	224.94
B Harbor Florida Bancshrs of FL	35.74	23,867	853.0	36.42	26.02	34.60	3.29	29.63	3.26	1.83	1.76	12.68	12.52	122.06
L Harleysville Svgs Fin Cp of PA	17.61	3,866	68.1	26.00	15.45	17.35	1.50	2.56	-2.49	1.27	1.24	11.90	11.90	193.59
G Harrington West Fncl Grp of CA	15.85	5,338	84.6	19.70	15.40	16.10	-1.55	-5.65	-15.92	1.54	1.45	9.87	8.95	202.57
S Hingham Inst. for Sav. of MA*	42.82	2,090	89.5	45.00	38.60	42.86	-0.09	5.08	-2.46	2.84	2.84	21.59	21.59	269.06
C Home City Fin. Corp. of OH	15.75	836	13.2	18.25	14.55	14.95	5.35	-10.00	2.27	0.82	0.81	15.23	14.90	186.87
E Home Fed Bncp MHC of ID (41.0)	11.35	15,209	70.7	13.24	11.00	11.28	0.62	13.50	-9.56	0.23	0.25	6.70	6.70	42.31
C Home Loan Financial Corp of OH	16.00	1,689	27.0	21.87	16.00	17.17	-6.81	-13.98	-20.99	0.90	0.84	13.49	13.49	94.93
C HopFed Bancorp, Inc. of KY	16.24	3,639	59.1	17.81	16.03	16.35	-0.67	-4.47	-5.08	1.10	1.01	13.47	11.95	157.48
B Horizon Financial Corp. of WA*	18.56	10,038	186.3	22.56	16.76	17.88	3.80	8.86	-9.82	1.30	1.20	10.66	10.61	99.38
K Hudson Cty Bcp MHC of NJ(34.2)(8)*	33.20	186,407	2,119.2	41.00	32.25	33.17	0.09	-1.54	-9.83	1.31	1.27	7.73	7.73	113.36
C Independence Comm Bnk Cp of NY*	36.79	84,493	3,108.5	43.38	34.55	35.68	3.11	0.46	-13.60	2.51	2.58	27.27	12.66	210.12
B Independence FSB of DC	9.38	1,552	14.6	20.85	8.53	9.30	0.86	-54.73	-14.65	-1.38	-2.24	10.95	10.95	114.24
B Jcksnville Bcp MHC of IL(47.2)	12.50	1,967	11.6	19.25	11.82	13.35	-6.37	-20.63	-26.12	0.45	0.43	9.97	8.45	128.75
I Jefferson Bancshares Inc of TN	12.99	7,567	98.3	13.50	11.30	13.15	-1.22	8.61	-1.22	0.49	0.49	11.23	11.23	38.92
D K-Fed Bancorp MHC of CA (39.8)	11.43	14,715	66.9	15.62	10.47	11.41	0.18	-2.14	-23.60	0.30	0.29	6.23	5.92	41.40
T KNBT Bancorp, Inc. of PA	13.68	30,660	419.4	17.65	13.38	13.73	-0.36	-17.09	-19.05	0.57	0.55	12.31	10.62	78.77
B KY Fst Fed Bp MHC of KY (45.0)	11.06	8,600	42.8	11.84	10.20	11.25	-1.69	10.60	10.60	0.21	0.21	7.42	5.51	34.32
Y Kearny Fin Cp MHC of NJ (30.0)	10.60	72,738	231.3	12.02	10.00	10.39	2.02	6.00	6.00	0.19	0.19	6.89	5.74	28.13
X LSB Corp of No. Andover MA*	16.95	4,384	74.3	21.89	15.00	17.00	-0.29	2.17	-8.48	1.07	1.37	13.19	13.19	118.27
I LSB Fin. Corp. of Lafayette IN*	26.00	1,437	37.4	27.90	20.95	26.00	0.00	7.13	0.00	2.27	1.99	21.15	21.15	247.07
L Laurel Capital Group Inc of PA	22.05	1,940	42.8	26.20	19.39	21.29	3.57	3.47	2.37	0.93	0.92	14.28	12.48	159.02
B Lincoln Bancorp of IN	17.00	5,400	91.8	19.75	16.12	17.65	-3.68	-6.08	-11.87	0.68	0.70	18.84	13.67	149.81
B MAF Bancorp, Inc. of IL	41.27	32,558	1,343.7	47.25	38.38	40.38	2.20	-3.75	-7.92	3.10	2.91	29.27	19.52	298.26
C MFB Corp. of Mishawaka IN	26.50	1,353	35.9	35.00	26.49	26.87	-1.38	-15.87	-11.67	2.02	1.30	26.81	26.81	321.27
B MassBank Corp. of Reading MA*	35.65	4,407	157.1	39.00	32.05	35.20	1.28	3.75	-4.81	1.62	1.46	24.43	24.19	220.44
C Matrix Bancorp, Inc. of CO	12.50	6,621	82.8	13.91	9.95	12.29	1.71	15.31	-0.08	3.55	7.05	14.29	14.29	281.72
R Mayflower Co-Op. Bank of MA*	14.67	2,054	30.1	20.20	14.30	14.61	0.41	-13.71	-16.88	0.88	0.77	8.97	8.93	112.15
F Monarch Community Bncrp of MI	13.00	2,709	35.2	14.59	11.11	13.50	-3.70	-4.41	0.00	-0.81	-0.87	14.61	10.46	104.11

FINANCIAL, LC.
ancial Services Industry Consultants
0 North Moore Street, Suite 2210
ington, Virginia 22209
3) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 6, 2005

	ancial Institution	Market Capitalization Price/ Share(1) ($)	Market Capitalization Shares Outst-anding (000)	Market Capitalization Market Capital-ization(9) ($Mil)	Price Change Data 52 Week (1) High ($)	Price Change Data 52 Week (1) Low ($)	Price Change Data Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2004(2) (%)	Current Per Share Financials Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	DAQ Listed OTC Companies (continued)														
F	MutualFirst Fin. Inc. of IN	23.25	4,673	108.6	24.91	20.94	23.25	0.00	-0.17	-4.52	1.10	1.41	18.80	18.60	180.09
B	NASB Fin, Inc. of Grandview MO	39.99	8,455	338.1	47.88	34.27	39.11	2.25	4.28	0.08	3.11	1.95	16.31	15.94	167.66
B	NH Thrift Bancshares of NH	14.20	4,193	59.5	18.45	13.00	14.25	-0.35	-7.67	-13.94	1.22	1.21	10.45	7.56	142.03
L	Naug Vlly Fin MHC of CT (45.0)	10.24	7,604	35.0	11.85	9.96	10.00	2.40	2.40	-4.83	0.01	0.21	6.78	6.75	34.91
K	NetBank, Inc. of Alpharetta GA	8.68	46,237	401.3	11.29	7.95	8.21	5.72	-20.37	-16.62	-0.16	-1.78	8.70	6.96	102.84
L	Newmil Bancorp, Inc. of CT*	29.42	4,211	123.9	32.33	26.00	28.95	1.62	1.45	-5.71	2.06	2.03	12.96	11.01	187.56
D	North Central Bancshares of IA	37.99	1,538	58.4	41.98	35.91	38.26	-0.71	2.68	-8.44	3.42	3.42	27.74	24.51	306.38
B	Northeast Indiana Bncrp of IN	20.37	1,417	28.9	23.20	19.80	20.86	-2.35	-6.34	1.34	0.69	0.99	18.35	17.97	164.16
F	Northeast PA Fin. Corp of PA(8)	22.61	3,976	89.9	23.29	15.16	22.80	-0.83	26.31	-0.04	0.93	0.73	14.62	12.07	209.68
B	Northwest Bcrp MHC of PA(42.1)*	21.04	50,824	449.8	26.32	19.85	20.57	2.28	0.57	-16.14	1.07	1.06	11.17	8.12	124.76
C	Ocean Shr Hldg MHC of NJ(45.7)	10.00	8,763	40.0	13.05	9.86	9.99	0.10	0.00	-17.36	-0.03	0.28	6.86	6.86	60.35
C	OceanFirst Fin. Corp of NJ	21.86	12,831	280.5	25.99	20.20	21.35	2.39	-1.84	-11.32	1.43	0.83	10.49	10.39	147.29
C	Oneida Fincl MHC of NY (42.9)*	11.01	7,680	35.6	14.37	8.74	11.50	-4.26	-5.74	-19.93	0.46	0.53	6.73	5.01	55.01
C	PFS Bancorp Inc. of Aurora IN(8)	22.55	1,474	33.2	24.26	14.77	16.50	36.67	16.72	27.69	0.61	0.61	13.93	13.90	88.03
H	PSB Hldgs Inc MHC of CT (46.3)*	10.05	6,943	32.3	12.25	9.50	10.20	-1.47	0.50	-16.25	0.16	0.27	7.46	7.46	47.78
C	PVF Capital Corp. of Solon OH	13.13	7,034	92.4	16.34	12.01	12.99	1.08	-2.16	-4.86	0.76	0.55	9.21	9.21	114.08
I	Pacific Premier Bncrp of CA	11.00	5,259	57.8	15.13	9.63	9.85	11.68	2.61	-17.04	1.04	0.95	8.65	8.65	111.66
I	Pamrapo Bancorp, Inc. of NJ	22.00	4,976	109.5	25.00	19.45	21.62	1.76	-9.65	-11.04	1.60	1.60	11.25	11.25	128.58
D	Park Bancorp of Chicago IL	31.20	1,075	33.5	35.05	29.66	30.20	3.32	1.89	1.63	2.35	2.84	28.75	28.75	248.95
A	Parkvale Financial Corp of PA	28.01	5,620	157.4	33.20	25.21	27.93	0.29	5.66	-2.71	1.90	1.83	19.73	14.00	336.57
R	Partners Trust Fin. Grp. of NY*	10.52	49,914	525.1	13.79	9.31	10.16	3.54	-22.30	-9.70	0.30	0.40	10.76	5.33	73.99
C	Pathfinder BC MHC of NY (35.4)*	16.05	2,454	13.9	18.50	14.77	16.25	-1.23	-6.96	-4.18	0.57	0.32	8.89	7.07	123.08
B	PennFed Fin. Services of NJ	13.71	13,499	185.1	17.69	13.02	13.41	2.24	-8.96	-14.74	1.07	1.07	9.20	9.20	147.89
C	Peoples Bancorp of Auburn IN	20.40	3,362	68.6	25.80	19.01	19.75	3.29	-18.40	-4.14	1.36	1.42	19.42	18.60	146.34
T	Peoples Bank MHC of CT (42.0)*	43.07	94,200	1,702.3	44.48	28.39	41.53	3.71	46.65	10.75	1.19	1.06	12.91	11.75	115.26
I	Peoples Community Bcrp. of OH	21.06	3,899	82.1	24.50	18.50	20.99	0.33	1.49	-10.88	0.74	0.61	19.27	17.70	233.44
C	Peoples Sidney Fin. Corp of OH	14.56	1,433	20.9	17.95	13.10	13.50	7.85	-10.46	1.39	0.69	0.69	12.26	12.26	94.47
L	Pocahontas Bancorp, Inc. of AR	15.01	4,642	69.7	17.51	14.60	15.35	-2.21	-11.76	-2.60	0.69	0.49	11.48	8.27	158.23
P	Provident Bancorp, Inc. of NY	11.05	45,505	502.8	13.80	9.77	10.59	4.34	2.31	-16.22	0.40	0.39	8.98	5.20	55.34
V	Provident Fin. Holdings of CA	28.30	6,994	197.9	30.96	22.30	26.98	4.89	18.46	-1.77	2.60	0.81	17.09	17.07	232.01
P	Prudential Bncp MHC PA (45.0)*	8.80	12,564	49.8	10.05	8.50	8.75	0.57	-12.00	-12.00	0.21	0.23	6.94	6.94	36.20
B	Pulaski Fin Cp of St. Louis MO	20.00	5,592	111.8	21.35	16.00	19.90	0.50	9.59	-2.44	1.14	0.59	7.73	7.64	123.74
G	Ranier Pacific Fin Group of WA*	16.50	7,003	115.5	18.35	14.50	15.17	8.77	6.52	-7.82	0.52	0.55	12.50	12.47	107.97
R	River Valley Bancorp of IN	19.40	1,584	30.7	24.30	19.36	19.36	0.21	-12.81	-13.78	1.48	1.31	14.14	14.12	182.72
B	Riverview Bancorp, Inc. of WA	21.25	4,805	102.1	22.50	19.26	20.95	1.43	8.97	-5.56	1.34	1.56	14.26	12.21	112.78
B	Roma Bancorp, Inc. of Rome NY*	9.85	9,642	95.0	15.09	9.27	9.44	4.34	-30.19	-22.99	0.27	0.26	9.58	9.58	32.50
I	SI Fin Gp Inc MHC of CT (40.0)*	10.21	12,564	51.3	12.40	9.74	10.15	0.59	2.10	-16.65	0.11	0.24	6.41	6.38	49.93
I	Severn Bancorp, Inc. of MD	18.60	8,318	154.7	24.39	13.03	17.87	4.09	26.10	-22.82	1.55	1.52	7.23	7.19	84.59
S	Sound Fed Bancorp, Inc. of NY	15.51	12,377	192.0	16.25	12.51	15.34	1.11	16.79	-4.55	0.44	0.45	10.27	9.15	81.36
C	South Street Fin. Corp. of NC	9.45	3,048	28.8	10.80	9.05	9.45	0.00	-5.41	-6.44	0.36	0.36	8.44	8.44	70.72
A	Sterling Financial Corp of WA	34.51	23,048	795.4	41.25	28.57	32.69	5.57	11.72	-12.10	2.61	2.41	20.44	14.73	304.34
F	Synergy Financial Group of NJ	12.19	12,385	151.0	13.69	9.00	11.90	2.44	25.03	-9.30	0.35	0.35	8.30	8.23	72.37
D	TF Fin. Corp. of Newtown PA	27.98	2,950	82.5	33.00	26.25	26.95	3.82	-6.11	-12.56	2.18	2.17	20.63	19.11	217.12
E	TierOne Corp. of Lincoln NE	24.28	18,148	440.6	25.95	19.77	23.28	4.30	10.51	-2.29	1.38	1.29	15.47	12.51	167.55
K	Timberland Bancorp, Inc. of WA	23.28	3,759	87.5	25.00	21.00	23.12	0.69	4.77	1.88	1.52	1.54	19.07	17.03	142.29
T	TrustCo Bank Corp NY of NY	11.37	74,827	850.8	14.19	10.73	11.01	3.27	-9.76	-17.55	0.77	0.65	3.00	2.99	38.07
C	Union Community Bancorp of IN	15.80	1,939	30.6	19.14	15.60	15.81	-0.06	-10.23	-13.90	0.88	0.88	17.39	16.01	134.83
C	United Community Fin. of OH	10.65	31,150	331.7	13.63	10.00	10.32	3.20	-12.13	-4.91	0.55	0.52	8.12	6.95	75.29
I	United Tenn. Bankshares of TN	20.72	1,186	24.6	21.25	16.50	21.03	-1.47	15.05	1.07	1.61	1.60	15.53	14.93	103.42
S	WSFS Financial Corp. of DE*	52.50	6,998	367.4	62.75	45.03	51.00	2.94	10.29	-12.50	3.70	3.62	28.05	27.90	357.67
C	WVS Financial Corp. of PA	17.10	2,406	41.1	18.95	16.00	16.85	1.48	-7.52	-1.95	1.08	0.98	12.16	12.16	175.79
L	Washington Federal, Inc. of WA	22.78	86,707	1,975.2	25.25	20.12	22.29	2.20	7.35	-5.59	1.60	1.62	13.26	12.58	87.52
N	Wayne Savings Bancshares of OH	15.10	3,655	55.2	16.88	13.91	13.91	8.55	-5.80	-5.63	0.44	0.43	11.26	10.62	107.07
C	Willow Grove Bancorp Inc of PA	15.53	9,386	145.8	19.55	14.85	15.49	0.26	-0.19	-17.92	0.70	0.72	11.15	11.05	105.44

FINANCIAL, LC.
ıancial Services Industry Consultants
)0 North Moore Street, Suite 2210
lington, Virginia 22209
)3) 528-1700

Exhibit 1B
Weekly Thrift Market Line - Part Two
Prices As Of May 6, 2005

	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
nancial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
rket Averages. All Public Companies(no MHCs)																		
IF-Insured Thrifts(121)	9.70	8.88	0.77	8.65	5.43	0.69	7.15	0.52	188.00	0.93	17.33	142.14	13.50	157.76	18.68	0.46	2.34	35.12
F-Insured Thrifts(26)	12.26	9.99	0.92	9.06	5.47	0.95	9.06	0.22	488.48	1.05	19.71	149.20	17.20	178.53	20.22	0.49	2.26	33.47
SE Traded Companies(13)	9.56	7.18	1.04	12.99	7.12	0.92	10.74	0.29	243.49	0.91	14.14	167.42	14.82	203.15	16.34	0.56	2.22	25.21
EX Traded Companies(8)	8.28	8.06	0.76	8.63	5.28	0.71	8.10	0.54	188.94	0.86	16.02	141.77	11.74	145.23	15.04	0.45	2.07	29.77
SDAQ Listed OTC Companies(126)	10.33	9.35	0.78	8.27	5.26	0.72	7.10	0.47	249.33	0.96	18.27	140.88	14.23	158.11	19.48	0.46	2.36	36.30
lifornia Companies(13)	8.14	7.44	1.12	13.92	8.26	0.85	10.23	0.17	214.68	0.85	12.54	158.46	12.68	177.41	15.76	0.47	1.91	24.03
orida Companies(8)	7.80	7.46	0.95	12.00	5.06	0.94	11.90	0.20	127.82	0.79	21.41	221.91	17.96	233.18	21.34	0.23	0.95	20.42
d-Atlantic Companies(37)	10.11	8.47	0.86	9.26	5.04	0.80	7.98	0.22	363.11	1.01	18.55	148.89	14.95	176.03	18.73	0.45	2.43	37.50
d-West Companies(52)	10.22	9.38	0.63	6.75	4.89	0.58	6.11	0.80	102.71	0.92	18.08	127.29	12.68	139.79	19.77	0.53	2.70	40.96
w England Companies(12)	12.03	10.38	0.78	7.93	5.04	0.82	8.04	0.06	763.23	1.06	19.03	146.32	16.92	166.82	20.85	0.51	2.17	36.89
rth-West Companies(8)	10.68	9.61	1.12	10.60	6.64	1.10	10.16	0.22	473.43	1.18	16.31	155.08	16.17	174.61	16.60	0.48	2.16	34.15
uth-East Companies(13)	11.95	11.47	0.74	6.86	4.04	0.60	5.25	0.71	141.38	0.90	19.21	139.39	15.43	146.86	20.07	0.44	2.39	36.43
uth-West Companies(3)	6.75	4.40	0.59	7.78	5.60	0.43	5.30	0.20	171.34	0.47	18.07	124.01	8.50	199.32	18.20	0.00	0.00	0.00
stern Companies (Excl CA)(1)	5.07	5.07	1.29	28.35	28.40	2.56	0.00	0.00	0.00	0.84	3.52	87.47	4.44	87.47	1.77	0.00	0.00	0.00
rift Strategy(139)	10.30	9.24	0.79	8.48	5.34	0.73	7.30	0.45	249.88	0.95	17.99	141.75	14.22	158.41	18.98	0.48	2.39	36.10
rtgage Banker Strategy(6)	7.63	6.02	1.02	13.36	7.32	0.82	10.89	0.40	178.89	0.97	13.98	172.42	13.21	224.20	18.69	0.32	1.28	17.08
al Estate Strategy(1)	8.07	8.07	0.71	8.46	5.79	0.51	6.12	1.54	35.48	0.67	17.28	142.56	11.51	142.56	23.87	0.30	2.28	39.47
versified Strategy(1)	7.84	7.80	1.10	13.63	7.05	1.07	13.33	0.27	348.71	1.51	14.19	187.17	14.68	188.17	14.50	0.28	0.53	7.57
mpanies Issuing Dividends(135)	10.38	9.32	0.83	8.95	5.58	0.77	8.12	0.46	253.25	0.96	17.77	144.51	14.53	161.62	19.06	0.51	2.53	37.57
mpanies Without Dividends(12)	7.54	6.33	0.46	6.09	3.76	0.37	-0.60	0.41	151.96	0.83	17.68	130.54	9.88	158.51	17.43	0.00	0.00	0.00
uity/Assets <6%(16)	5.41	4.92	0.68	11.87	7.76	0.62	7.20	0.20	299.42	0.82	12.75	145.06	7.95	162.54	12.94	0.34	1.66	21.82
uity/Assets 6-12%(95)	8.78	8.20	0.83	9.60	5.69	0.72	8.27	0.54	210.92	0.95	17.01	152.62	13.38	165.61	18.62	0.50	2.29	34.56
uity/Assets >12%(36)	15.62	13.05	0.78	5.21	3.87	0.83	5.59	0.34	309.86	1.00	22.20	119.06	18.67	149.69	22.23	0.44	2.70	44.36
nverted Last 3 Mths (no MHC)(3)	18.36	16.39	0.47	3.01	2.35	0.46	2.97	0.49	134.11	0.77	36.54	87.58	16.92	106.28	35.47	0.16	1.71	0.00
tively Traded Companies(13)	9.31	8.27	0.97	10.50	6.32	0.97	10.40	0.36	341.85	0.98	16.94	157.06	14.60	185.64	17.94	0.63	2.54	36.85
rket Value Below $20 Million(8)	8.13	7.81	0.01	-0.80	-1.22	-0.28	-6.32	0.86	73.14	0.74	17.86	104.13	8.36	109.93	19.90	0.23	1.63	48.08
lding Company Structure(141)	10.22	9.11	0.80	8.75	5.51	0.75	7.59	0.46	246.83	0.95	17.92	143.13	14.22	161.74	19.11	0.47	2.35	34.97
sets Over $1 Billion(58)	9.97	8.16	0.99	11.45	6.49	0.90	9.62	0.32	301.27	0.98	16.31	161.07	15.64	192.94	17.74	0.47	2.18	31.42
sets $500 Million-$1 Billion(42)	9.19	8.44	0.85	9.35	6.14	0.83	9.01	0.39	307.24	0.93	18.29	144.95	13.05	156.82	19.06	0.49	2.30	37.89
sets $250-$500 Million(25)	10.78	10.16	0.59	5.95	4.62	0.51	4.26	0.65	144.54	0.94	17.90	116.73	12.22	127.05	18.95	0.48	2.48	34.77
sets less than $250 Million(22)	11.77	11.57	0.44	3.38	2.16	0.40	2.74	0.77	104.94	0.93	21.30	125.18	14.61	127.92	22.79	0.40	2.60	40.64
odwill Companies(105)	10.01	8.57	0.83	8.86	5.36	0.75	7.57	0.39	263.29	0.99	17.85	146.31	14.37	170.91	19.05	0.49	2.32	35.27
n-Goodwill Companies(40)	10.52	10.52	0.73	8.57	5.67	0.73	7.48	0.67	194.67	0.83	17.11	138.36	13.85	138.36	18.31	0.43	2.44	35.20
quirors of FSLIC Cases(5)	9.38	8.89	0.54	5.28	2.19	0.34	2.55	0.65	118.36	0.79	17.77	136.50	12.94	145.88	20.09	0.47	2.13	27.49

) Average of high/low or bid/ask price per share.
) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
) Excludes intangibles (such as goodwill, value of core deposits, etc.).
) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
) Annualized, based on last regular quarterly cash dividend announcement.
) Indicated dividend as a percent of trailing twelve month earnings.
) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

urce: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations.
The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

'INANCIAL, LC.
ıncial Services Industry Consultants
) North Moore Street, Suite 2210
.ngton, Virginia 22209
)) 528-1700

Exhibit 1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 6, 2005

ancial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
ket Averages. MHC Institutions																		
F-Insured Thrifts(18)	17.79	17.05	0.47	2.40	1.47	0.55	3.11	0.23	233.79	0.67	32.83	166.72	29.12	174.50	34.09	0.32	1.81	34.88
'-Insured Thrifts(11)	12.19	11.38	0.68	6.20	3.03	0.71	6.32	0.52	177.45	0.90	29.34	193.92	22.77	214.63	29.54	0.46	2.05	49.54
:X Traded Companies(2)	15.71	15.71	0.83	5.07	2.76	0.77	4.69	0.36	203.04	1.15	36.19	183.83	28.75	183.83	37.50	0.34	1.88	68.09
IDAQ Listed OTC Companies(27)	15.80	14.97	0.52	3.66	1.97	0.59	4.22	0.34	210.75	0.72	30.00	175.87	26.71	189.22	31.53	0.37	1.90	36.67
.ifornia Companies(1)	15.05	14.30	0.73	4.84	2.62	0.70	4.68	0.00	0.00	0.45	38.10	183.47	27.61	193.07	39.41	0.20	1.75	66.67
1-Atlantic Companies(15)	14.43	13.58	0.57	4.42	2.35	0.64	4.98	0.37	202.05	0.69	29.58	169.88	23.59	185.53	31.49	0.25	1.44	34.27
1-West Companies(5)	18.83	17.48	0.39	1.32	1.42	0.45	1.58	0.46	72.53	0.53	27.28	170.92	29.91	185.76	27.92	0.66	3.35	69.33
▾ England Companies(5)	14.78	14.55	0.49	3.97	1.65	0.66	5.13	0.25	273.83	0.97	36.53	195.51	27.53	202.38	37.22	0.44	1.90	62.50
ıth-East Companies(2)	20.60	20.10	0.74	4.39	1.92	0.59	3.76	0.00	0.00	1.35	NM	188.47	39.99	193.31	NM	0.60	2.49	0.00
3tern Companies (Excl CA)(1)	15.84	15.84	0.55	3.46	2.03	0.60	3.77	0.12	352.05	0.67	NM	169.40	26.83	169.40	NM	0.00	0.00	0.00
rift Strategy(28)	15.96	15.20	0.52	3.55	2.00	0.60	4.10	0.35	204.97	0.75	30.51	170.61	26.46	182.25	31.99	0.34	1.85	41.16
versified Strategy(1)	11.20	10.19	1.05	9.47	2.76	0.93	8.44	0.25	270.37	0.90	36.19	333.62	37.37	366.55	NM	1.32	3.06	0.00
mpanies Issuing Dividends(22)	15.20	14.39	0.57	4.23	2.23	0.60	4.41	0.45	183.57	0.82	30.32	185.29	26.97	200.21	30.20	0.50	2.53	64.03
mpanies Without Dividends(7)	17.55	16.92	0.46	2.36	1.42	0.62	3.81	0.14	274.84	0.55	34.41	149.86	26.50	154.70	36.04	0.00	0.00	0.00
uity/Assets <6%(1)	5.64	5.30	0.10	1.76	0.93	0.12	2.03	0.19	184.31	0.68	NM	188.93	10.65	200.86	NM	0.50	3.57	0.00
uity/Assets 6-12%(9)	9.56	8.80	0.42	4.53	2.29	0.44	4.78	0.54	107.79	0.82	28.72	215.36	21.07	236.95	29.16	0.72	2.53	60.28
uity/Assets >12%(19)	18.95	18.16	0.62	3.54	1.97	0.70	4.15	0.22	276.47	0.73	32.86	159.39	30.14	167.94	33.77	0.22	1.54	30.54
lding Company Structure(25)	15.51	14.69	0.51	3.55	1.98	0.59	4.16	0.35	219.08	0.79	29.82	172.55	26.03	185.24	30.75	0.36	1.93	42.46
sets Over $1 Billion(6)	16.10	14.48	0.51	3.44	1.57	0.42	2.95	0.33	134.46	0.93	27.93	236.54	35.22	264.31	19.85	0.96	2.88	22.43
sets $500 Million-$1 Billion(9)	14.59	14.41	0.47	3.24	1.76	0.56	4.20	0.13	318.37	0.65	36.20	168.30	24.29	171.37	36.25	0.18	1.32	32.29
sets $250-$500 Million(12)	15.60	14.62	0.50	3.95	2.21	0.63	4.62	0.52	182.01	0.77	29.27	160.89	24.26	175.94	31.86	0.28	1.83	42.75
:sets less than $250 Million(2)	21.56	21.56	1.18	5.77	3.27	1.16	5.64	0.43	166.10	0.64	31.15	156.06	33.02	156.06	32.14	0.32	2.38	72.84
odwill Companies(13)	13.94	12.71	0.50	4.31	2.14	0.56	4.66	0.34	219.82	0.91	28.97	179.33	24.76	202.05	27.28	0.39	2.07	50.02
n-Goodwill Companies(16)	17.39	17.02	0.58	3.29	1.93	0.65	3.91	0.35	199.46	0.61	32.65	173.93	28.66	177.37	34.09	0.35	1.74	36.23
IC Institutions(29)	15.79	15.02	0.54	3.76	2.03	0.61	4.26	0.34	209.64	0.75	30.95	176.44	26.85	188.83	31.99	0.37	1.90	41.16
IC Converted Last 3 Months(5)	20.27	18.27	0.52	2.43	1.43	0.63	3.13	0.26	125.08	0.58	35.19	146.98	30.15	164.09	37.40	0.08	0.72	0.00

1) Average of high/low or bid/ask price per share.
2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
6) Annualized, based on last regular quarterly cash dividend announcement.
7) Indicated dividend as a percent of trailing twelve month earnings.
8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

ource: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

FINANCIAL, LC.
nancial Services Industry Consultants
00 North Moore Street, Suite 2210
lington, Virginia 22209
03) 528-1700

Exhibit 1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 6, 2005

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
	inancial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
YSE Traded Companies																			
F	Astoria Financial Corp. of NY	5.88	5.08	0.99	16.26	7.64	1.02	16.81	NA	NA	0.61	13.09	216.03	12.69	249.86	12.66	0.80	2.97	38.83
BX	BankAtlantic Bancorp of FL	7.49	6.15	1.23	15.41	6.67	1.17	14.74	NA	NA	0.92	14.99	219.02	16.40	266.72	15.67	0.14	0.81	12.07
FB	Commercial Federal Corp. of NE	6.89	5.36	0.65	10.01	7.81	0.65	10.11	0.75	115.18	1.12	12.81	124.07	8.55	159.47	12.68	0.54	2.15	27.55
SL	Downey Financial Corp. of CA	6.24	6.22	0.99	15.37	7.61	0.72	11.24	0.17	127.11	0.23	13.14	187.50	11.70	188.05	17.97	0.40	0.56	7.41
ED	FirstFed Financial Corp. of CA	5.88	5.83	1.05	14.94	7.96	1.00	14.16	0.08	NA	1.04	12.56	175.95	10.35	177.67	13.25	0.00	0.00	0.00
BC	Flagstar Bancorp, Inc. of MI	5.60	5.60	1.19	20.53	12.52	0.86	14.87	NA	NA	0.28	7.99	156.37	8.75	156.37	11.03	1.00	5.40	43.10
DE	IndyMac Bancorp, Inc. of CA	7.40	6.95	1.31	17.58	9.15	-0.47	-6.36	0.54	55.64	0.44	10.93	187.55	13.87	199.75	NM	1.52	3.81	41.64
YB	New York Community Bcrp of NY*	13.00	4.78	1.29	9.89	6.78	1.74	13.38	0.14	231.20	0.54	14.76	145.73	18.94	NM	10.91	1.00	5.69	NM
AL	NewAlliance Bancshares of CT*	21.76	14.49	0.27	1.32	1.03	0.87	4.24	0.16	352.75	1.17	NM	110.35	24.01	165.66	30.33	0.20	1.47	NM
FB	PFF Bancorp, Inc. of Pomona CA	8.62	8.58	1.20	13.87	6.50	1.12	12.89	0.37	232.04	0.96	15.39	209.34	18.04	210.27	16.55	0.60	2.11	32.43
FS	Provident Fin. Serv. Inc of NJ*	17.67	10.80	0.96	5.22	3.92	0.91	4.99	0.09	590.52	0.92	25.53	110.86	19.59	181.40	26.71	0.32	1.84	47.06
OV	Sovereign Bancorp, Inc. of PA	9.16	4.79	0.91	10.90	5.58	0.92	10.99	NA	NA	1.09	17.92	162.88	14.91	311.59	17.77	0.16	0.74	13.33
ES	Westcorp of Irvine CA	8.66	8.66	1.47	17.59	9.42	1.47	17.59	NA	NA	2.56	10.61	170.88	14.80	170.94	10.61	0.60	1.31	13.86
AMEX Traded Companies																			
BHL	Berkshire Hills Bancorp of MA*	9.92	9.36	0.94	9.50	6.40	0.85	8.59	NA	NA	1.13	15.63	147.66	14.65	156.48	17.29	0.48	1.48	23.08
CNY	Carver Bancorp, Inc. of NY	7.40	7.40	0.59	7.85	7.55	0.94	12.42	0.16	410.52	0.96	13.25	97.42	7.21	97.42	8.37	0.28	1.58	20.90
EFC	EFC Bancorp, Inc of Elgin IL	8.52	8.52	0.71	8.34	5.66	0.87	10.22	0.29	160.52	0.57	17.68	140.54	11.97	140.54	14.43	0.65	2.59	45.77
FDT	Federal Trust Corp of FL	6.54	6.54	0.59	9.60	3.75	0.65	10.61	0.49	131.07	0.73	26.63	206.95	13.53	206.95	24.10	0.12	1.19	31.58
GOV	Gouverneur Bcp MHC of NY(42.6)	16.62	16.62	0.86	4.84	2.81	0.82	4.59	0.43	166.10	0.89	35.53	168.75	28.05	168.75	37.50	0.28	2.07	73.68
SZB	SouthFirst Bancshares of AL	7.20	6.82	-0.37	-4.76	-4.83	-0.77	-9.98	1.22	53.65	0.95	NM	101.94	7.34	107.62	NM	0.40	2.72	NM
TSH	Teche Hldng Cp of N Iberia LA	8.95	8.35	0.94	9.76	7.06	0.91	9.49	NA	NA	0.85	14.16	135.05	12.09	144.75	14.56	0.92	2.55	36.08
WSB	Washington SB, FSB of Bowie MD	9.44	9.44	1.94	20.09	11.37	1.48	15.37	NA	NA	0.80	8.80	162.83	15.38	162.83	11.50	0.28	2.41	21.21
WFD	Westfield Finl MHC of MA(43.6)*	14.81	14.81	0.80	5.29	2.71	0.73	4.80	0.28	239.97	1.40	36.86	198.90	29.45	198.90	NM	0.40	1.70	62.50
WRO	Woronoco Bancorp, Inc. of MA(8)*	8.74	8.39	0.22	2.37	1.51	0.56	6.14	NA	NA	0.58	NM	158.69	13.88	165.39	25.59	0.81	2.49	NM
NASDAQ Listed OTC Companies																			
ASBP	ASB Financial Corp. of OH	10.79	10.79	1.22	11.44	5.38	1.20	11.25	NA	NA	0.84	18.57	201.64	21.75	201.64	18.89	0.60	2.71	50.42
ABBC	Abington Com Bcp MHC PA (45.0)	15.91	15.91	0.71	4.33	2.97	0.71	4.33	0.04	497.15	0.34	33.64	148.00	23.55	148.00	33.64	0.00	0.00	0.00
AABC	Access Anytime Bancorp of NM	5.44	2.87	0.40	6.58	5.00	0.16	2.65	0.15	259.55	0.71	20.00	114.56	6.23	217.19	NM	0.00	0.00	0.00
ALLB	Alliance Bank MHC of PA (20.0)*	9.17	9.17	0.56	6.03	2.72	0.55	5.93	1.42	47.93	1.23	36.71	223.58	20.50	223.58	37.31	0.36	1.58	58.06
ASBI	Ameriana Bancorp of IN	9.01	8.88	0.33	3.63	3.24	0.29	3.15	1.58	46.11	1.57	30.91	113.46	10.23	115.15	35.67	0.64	4.60	NM
ABCW	Anchor BanCorp Wisconsin of WI	8.15	7.63	1.16	14.34	7.12	0.97	12.04	0.54	130.58	0.83	14.05	194.13	15.83	207.34	16.74	0.54	1.99	27.98
ACFC	Atl Cst Fed Cp of GA MHC(40.0)	15.47	14.99	0.60	5.23	2.31	0.60	5.23	NA	NA	0.78	NM	165.93	25.67	171.23	NM	0.20	1.78	NM
ALFC	Atlantic Liberty Fincl of NY	14.92	14.92	1.13	7.36	5.27	1.44	9.37	NA	NA	0.61	18.97	134.98	20.14	134.98	14.89	0.28	1.26	23.93
BCSB	BCSB Bankcorp MHC of MD (36.4)	5.64	5.30	0.10	1.76	0.93	0.12	2.03	0.19	184.31	0.68	NM	188.93	10.65	200.86	NM	0.50	3.57	NM
BFCF	BFC Financial Corp. of FL(8)	1.59	0.32	0.16	9.95	4.16	0.16	9.95	0.12	546.26	1.02	24.05	239.29	3.80	NM	24.05	0.06	0.64	15.38
BKMU	Bank Mutual Corp of WI	19.47	17.80	0.93	4.15	4.10	0.93	4.15	0.29	139.76	0.72	24.38	107.87	21.00	117.96	24.38	0.24	2.19	53.33
BKUNA	BankUnited Fin. Corp. of FL	5.37	5.07	0.64	11.37	7.30	0.61	10.80	0.21	124.57	0.36	13.70	150.76	8.10	159.90	14.42	0.02	0.08	1.10
BFBC	Benjamin Frkln Bncrp Inc of MA*	12.55	8.06	0.29	2.30	2.73	0.32	2.55	NA	NA	0.84	36.61	84.29	10.58	131.24	33.06	0.00	0.00	0.00
BHBC	Beverly Hills Bncorp Inc of CA	12.28	12.06	1.31	10.49	8.03	1.31	10.49	NA	NA	0.93	12.45	131.08	16.09	133.42	12.45	0.50	4.78	59.52
BRBI	Blue River Bancshares of IN	7.63	5.93	-0.13	-1.68	-1.63	-0.03	-0.42	1.61	57.75	1.22	NM	105.83	8.08	136.11	NM	0.00	0.00	NM
BOFI	Bofi Holding, Inc. Of CA(8)	5.10	5.10	0.32	6.27	3.73	0.34	6.62	NA	NA	0.29	26.81	168.12	8.58	168.12	25.39	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA	4.65	4.65	0.56	11.65	9.00	0.52	10.82	0.04	NA	0.61	11.11	120.88	5.62	120.88	11.96	0.20	1.82	20.20
BRKL	Brookline Bancorp, Inc. of MA*	28.02	25.82	1.06	3.11	1.97	1.02	3.01	0.10	958.02	1.35	NM	153.37	42.97	166.45	NM	0.34	2.23	NM
BFSB	Brooklyn Fed MHC of NY (30.0)	20.87	20.87	1.06	5.08	2.84	1.02	4.90	NA	NA	0.56	35.19	178.91	37.34	178.91	36.54	0.00	0.00	0.00
CITZ	CFS Bancorp, Inc of Munster IN	11.25	11.15	-0.53	-4.97	-4.51	-0.45	-4.23	NA	NA	1.37	NM	114.56	12.89	115.64	NM	0.48	3.55	NM
CFFN	Capitol Fd Fn MHC of KS (29.5)	10.10	10.10	-0.99	-9.40	-3.31	-1.00	-9.48	0.09	57.40	0.09	NM	295.84	29.87	295.84	NM	2.00	5.86	NM
CEBK	Central Bncrp of Somerville MA*	7.61	7.17	0.38	4.58	4.26	0.29	3.51	0.02	NA	0.97	23.49	114.60	8.72	121.63	30.71	0.48	1.72	40.34
GCFC	Central Federal Corp. of OH	12.39	12.39	-2.02	-12.56	-10.67	-1.84	-11.43	0.43	169.98	0.94	NM	127.12	15.74	127.12	NM	0.36	3.43	NM
CHFN	Charter Fincl MHC of GA (19.1)	25.74	25.22	0.89	3.55	1.54	0.57	2.29	NA	NA	1.91	NM	211.01	54.31	215.38	NM	1.00	3.20	NM
CHEV	Cheviot Fin Cp MHC of OH(45.0)	28.19	28.19	0.47	2.09	1.17	0.83	3.70	NA	NA	0.37	NM	140.97	39.74	140.97	NM	0.24	2.17	NM
CTZN	Citizens First Bancorp of MI	11.69	10.72	0.64	5.14	4.53	0.62	4.93	0.49	188.89	1.09	22.05	111.46	13.03	121.60	23.00	0.36	1.68	37.11
CSBC	Citizens South Banking of NC	13.60	12.15	0.57	3.90	3.03	0.72	4.87	0.36	172.86	0.97	33.05	137.85	18.75	154.26	26.44	0.28	2.12	70.00
CSBK	Clifton Svg Bp MHC of NJ(45.0)	24.41	24.41	0.59	2.85	1.45	0.59	2.85	NA	NA	0.31	NM	155.04	37.85	155.04	NM	0.20	1.94	NM
CPCP	Coastal Fin. Corp. of SC	6.45	6.45	1.20	18.97	6.04	1.18	18.53	NA	NA	1.36	16.57	288.71	18.61	288.71	16.95	0.18	1.23	20.45
CCBI	Commercial Capital Bcrp of CA	12.24	5.05	1.64	13.95	8.15	1.58	13.52	0.12	443.91	0.69	12.27	135.40	16.57	328.19	12.66	0.28	1.76	21.54
CFFC	Community Fin. Corp. of VA	8.23	8.23	1.05	12.46	8.40	1.05	12.46	0.18	385.43	0.85	11.90	140.65	11.58	140.65	11.90	0.44	2.09	24.86
CIBI	Community Inv. Bncp, Inc of OH	11.17	11.17	0.72	6.60	6.37	0.67	6.12	1.40	33.92	0.57	15.70	103.96	11.61	103.96	16.93	0.36	2.80	43.90
DCOM	Dime Community Bancshars of NY*	8.39	6.74	1.31	16.04	7.96	1.31	16.04	0.08	561.58	0.61	12.57	198.42	16.64	246.81	12.57	0.56	3.71	46.67
ESBF	ESB Financial Corp. of PA	7.01	6.48	0.73	10.40	7.21	0.68	9.62	0.26	106.83	1.13	13.86	142.40	9.98	154.02	14.98	0.40	3.07	42.55
ESBK	Elmira Svgs Bank, FSB of NY*	6.79	6.66	0.83	12.03	8.35	0.77	11.12	0.17	369.25	0.99	11.97	144.60	9.82	147.52	12.95	0.76	2.67	31.93

INANCIAL, LC.
icial Services Industry Consultants
North Moore Street, Suite 2210
igton, Virginia 22209
) 528-1700

Exhibit 1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 6, 2005

	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
ncial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
AQ Listed OTC Companies (continued)																		
FFD Financial Corp of Dover OH	12.22	12.22	0.51	4.15	3.93	0.42	3.37	NA	NA	0.65	25.42	105.56	12.90	105.56	31.25	0.44	2.93	74.58
FFLC Bancorp of Leesburg FL(8)	7.79	7.79	1.02	12.91	4.44	1.00	12.58	0.27	223.61	0.74	22.51	277.53	21.62	277.53	23.10	0.56	1.26	28.43
FMS Fin Corp. of Burlington NJ	5.70	5.50	0.67	12.32	7.17	0.64	11.75	NA	NA	1.12	13.95	164.99	9.40	170.78	14.63	0.12	0.67	9.30
FedFirst Fin MHC of PA (45.0)	15.20	14.84	-0.34	-2.22	-1.75	0.18	1.18	0.13	214.50	0.46	NM	126.29	19.20	129.35	NM	0.00	0.00	NM
Fidelity Bancorp, Inc. of PA	6.36	5.92	0.65	9.97	6.73	0.63	9.77	NA	NA	0.79	14.86	149.32	9.50	160.33	15.16	0.52	2.26	33.55
Fidelity Bankshares, Inc of FL	7.24	7.16	0.69	11.26	4.04	0.72	11.74	NA	NA	0.58	24.73	225.95	16.36	228.61	23.72	0.32	1.38	34.04
First BancTrust Corp of IL	11.93	11.93	0.54	4.56	4.02	0.42	3.53	0.76	130.61	1.92	24.86	110.33	13.16	110.33	32.05	0.24	1.97	48.98
First Bancorp of Indiana of IN	10.75	10.04	0.19	1.61	1.60	0.11	0.91	NA	NA	0.56	NM	100.35	10.79	107.49	NM	0.60	3.01	NM
First Bancshares, Inc. of MO	11.00	10.82	1.10	10.45	9.50	1.09	10.40	NA	NA	0.71	10.52	107.28	11.80	108.99	10.58	0.16	0.84	8.79
First Capital, Inc. of IN	9.57	8.18	0.82	7.87	7.13	0.81	7.75	NA	NA	0.71	14.02	118.12	11.31	138.24	14.24	0.60	3.24	45.45
First Community Bk Corp of FL	9.76	9.59	0.94	9.17	3.47	0.91	8.87	0.05	NA	1.27	28.85	246.94	24.11	251.44	29.83	0.00	0.00	0.00
First Defiance Fin. Corp of OH	11.54	8.93	0.99	8.56	5.78	0.91	7.86	0.28	351.21	1.24	17.29	130.22	15.03	168.24	18.83	0.88	3.20	55.35
First Fed Serv MHC of IL(45.0)	26.50	26.50	1.50	6.69	3.73	1.50	6.69	NA	NA	0.38	26.78	143.36	37.99	143.36	26.78	0.36	2.69	72.00
First Fed of N. Michigan of MI	13.04	11.63	0.16	1.20	1.59	0.13	1.03	0.66	69.49	0.61	NM	75.62	9.86	84.79	NM	0.22	2.50	NM
First Fed. Bancshares of AR	9.66	9.66	1.09	10.68	6.47	1.04	10.14	1.13	22.14	0.29	15.46	164.33	15.88	164.33	16.28	0.48	1.97	30.38
First Federal Bancshares of IL	7.72	7.21	0.57	5.87	6.38	0.46	4.80	0.64	47.46	0.69	15.69	117.30	9.06	125.60	19.19	0.48	2.23	35.04
First Federal Bankshares of IA	12.40	9.19	0.87	7.20	7.01	1.02	8.41	NA	NA	1.13	14.27	103.08	12.78	139.13	12.22	0.40	1.96	27.97
First Fin. Holdings Inc. of SC	6.91	5.99	1.05	15.42	7.45	1.11	16.31	0.41	141.24	0.77	13.43	202.75	14.01	234.03	12.70	0.92	3.28	44.02
First Franklin Corp. of OH	8.75	8.75	0.20	2.28	1.87	0.16	1.79	1.22	44.69	0.71	NM	122.57	10.73	122.57	NM	0.32	1.81	NM
First Keystone Fin., Inc of PA	5.21	5.21	0.35	6.54	6.16	0.28	5.14	0.71	50.81	0.67	16.23	108.85	5.68	108.85	20.64	0.44	2.63	42.72
First Midwest Fin., Inc. of IA	5.73	5.31	0.44	7.44	6.75	0.52	8.67	0.05	NA	1.28	14.82	110.30	6.32	119.10	12.70	0.52	2.54	37.68
First Mutual Bncshrs Inc of WA*	5.97	5.97	0.98	16.64	7.24	0.85	14.42	0.09	991.64	1.14	13.81	216.28	12.91	216.28	15.93	0.36	1.45	20.00
First Niagara Fin. Group of NY*	18.27	11.47	1.06	5.79	3.62	1.10	6.04	0.27	343.90	1.46	27.61	159.75	29.19	254.51	26.46	0.36	2.83	NM
First Niles Fin., Inc. of OH	16.20	16.20	1.03	6.30	4.57	0.86	5.26	0.81	92.99	1.67	21.86	138.90	22.50	138.90	26.16	0.64	4.01	NM
First PacTrust Bancorp of CA	11.77	11.77	0.77	6.33	4.93	0.76	6.28	NA	NA	0.70	20.30	129.64	15.26	129.64	20.47	0.50	2.05	41.67
First Place Fin. Corp. of OH	9.32	6.42	0.66	6.62	5.14	0.73	7.30	0.61	118.84	0.92	19.44	122.39	11.41	177.59	17.63	0.56	2.97	57.73
FirstBank NW Corp. of WA	9.28	6.71	0.87	9.02	8.29	0.73	7.61	0.30	303.91	1.28	12.06	106.53	9.88	147.28	14.30	0.68	2.67	32.23
Flushing Fin. Corp. of NY*	7.53	7.35	1.14	14.97	7.45	1.16	15.21	0.05	568.09	0.40	13.43	195.70	14.73	200.49	13.21	0.40	2.44	32.79
Franklin Bank Corp of TX*	8.07	5.93	0.79	8.98	6.20	0.70	7.96	0.24	83.13	0.22	16.14	133.46	10.77	181.44	18.20	0.00	0.00	0.00
GFSB Bancorp, Inc of Gallup NM(8)	8.80	8.80	0.57	7.10	5.75	0.62	7.72	NA	NA	1.12	17.40	120.04	10.56	120.04	16.01	0.50	2.50	43.48
GS Financial Corp. of LA	14.47	14.47	0.09	0.66	0.84	0.33	2.38	0.45	102.91	0.99	NM	79.22	11.46	79.22	32.96	0.40	2.25	NM
Great Pee Dee Bancorp of SC	15.59	15.04	0.77	4.66	4.57	0.72	4.39	1.05	79.01	1.07	21.87	100.75	15.71	104.42	23.23	0.64	4.30	NM
Greater Atlant. Fin Corp of VA	4.46	4.14	-0.51	-12.92	-13.06	-1.64	-41.63	0.24	170.78	0.71	NM	105.80	4.71	113.97	NM	0.00	0.00	NM
Green Co Bcrp MHC of NY (44.0)*	10.74	10.74	1.07	9.85	4.19	1.07	9.85	NA	NA	0.78	23.84	229.84	24.68	229.84	23.84	0.88	2.51	59.86
HF Financial Corp. of SD	6.40	5.82	0.69	10.97	7.16	0.62	9.96	0.32	123.53	0.51	13.96	147.15	9.42	161.92	15.37	0.44	1.93	26.99
HMN Financial, Inc. of MN	8.52	8.11	1.06	12.07	7.57	0.98	11.22	0.50	190.39	1.14	13.22	156.49	13.34	164.47	14.22	0.88	2.93	38.77
Harbor Florida Bancshrs of FL	10.39	10.26	1.62	15.21	5.12	1.56	14.63	0.04	NA	0.90	19.53	281.86	29.28	285.46	20.31	0.80	2.24	43.72
Harleysville Svgs Fin Cp of PA	6.15	6.15	0.68	11.09	7.21	0.67	10.83	0.03	824.69	0.56	13.87	147.98	9.10	147.98	14.20	0.60	3.41	47.24
Harrington West Fncl Grp of CA	4.87	4.42	0.79	16.49	9.72	0.75	15.52	0.01	NA	0.86	10.29	160.59	7.82	177.09	10.93	0.44	2.78	28.57
Hingham Inst. for Sav. of MA*	8.02	8.02	1.12	13.64	6.63	1.12	13.64	NA	NA	0.72	15.08	198.33	15.91	198.33	15.08	0.76	1.77	26.76
Home City Fin. Corp. of OH	8.15	7.97	0.44	5.55	5.21	0.44	5.48	NA	NA	0.64	19.21	103.41	8.43	105.70	19.44	0.44	2.79	53.66
Home Fed Bncp MHC of ID (41.0)	15.84	15.84	0.55	3.46	2.03	0.60	3.77	0.12	352.05	0.67	NM	169.40	26.83	169.40	NM	0.00	0.00	0.00
Home Loan Financial Corp of OH	14.21	14.21	0.95	6.71	5.63	0.89	6.26	NA	NA	0.38	17.78	118.61	16.85	118.61	19.05	0.79	4.94	NM
HopFed Bancorp, Inc. of KY	8.55	7.59	0.73	8.39	6.77	0.67	7.70	NA	NA	0.94	14.76	120.56	10.31	135.90	16.08	0.48	2.96	43.64
Horizon Financial Corp. of WA*	10.73	10.68	1.43	12.09	7.00	1.32	11.16	0.15	794.53	1.43	14.28	174.11	18.68	174.93	15.47	0.54	2.91	41.54
Hudson Cty Bcp MHC of NJ(34.2)(8)*	6.82	6.82	1.26	17.75	3.95	1.22	17.21	0.12	107.40	0.23	25.34	NM	29.29	NM	26.14	0.84	2.53	64.12
Independence Comm Bnk Cp of NY*	12.98	6.03	1.45	12.14	6.82	1.49	12.48	NA	NA	0.89	14.66	134.91	17.51	290.60	14.26	1.08	2.94	43.03
Independence FSB of DC	9.59	9.59	-1.13	-14.98	-14.71	-1.84	-24.32	0.64	49.61	0.57	NM	85.66	8.21	85.66	NM	0.00	0.00	NM
Jcksnville Bcp MHC of IL(47.2)	7.74	6.56	0.34	4.37	3.60	0.33	4.17	0.83	87.65	1.36	27.78	125.38	9.71	147.93	29.07	0.30	2.40	66.67
Jefferson Bancshares Inc of TN	28.85	28.85	1.22	4.10	3.77	1.22	4.10	0.50	157.44	1.19	26.51	115.67	33.38	115.67	26.51	0.20	1.54	40.82
K-Fed Bancorp MHC of CA (39.8)	15.05	14.30	0.73	4.84	2.62	0.70	4.68	NA	NA	0.45	38.10	183.47	27.61	193.07	39.41	0.20	1.75	66.67
KNBT Bancorp, Inc. of PA	15.63	13.48	0.80	4.53	4.17	0.77	4.38	0.17	257.39	1.01	24.00	111.13	17.37	128.81	24.87	0.24	1.75	42.11
KY Fst Fed Bp MHC of KY (45.0)	21.62	16.05	0.61	2.83	1.90	0.61	2.83	NA	NA	0.47	NM	149.06	32.23	200.73	NM	0.40	3.62	NM
Kearny Fin Cp MHC of NJ (30.0)	24.49	20.41	0.70	3.44	1.79	0.70	3.44	NA	NA	1.03	NM	153.85	37.68	184.67	NM	0.00	0.00	0.00
LSB Corp of No. Andover MA*	11.15	11.15	0.96	8.29	6.31	1.23	10.61	0.01	NA	1.77	15.84	128.51	14.33	128.51	12.37	0.56	3.30	52.34
LSB Fin. Corp. of Lafayette IN*	8.56	8.56	0.96	11.25	8.73	0.84	9.87	1.67	35.38	0.65	11.45	122.93	10.52	122.93	13.07	0.64	2.46	28.19
Laurel Capital Group Inc of PA	8.98	7.85	0.59	6.59	4.22	0.59	6.52	0.31	207.91	0.98	23.71	154.41	13.87	176.68	23.97	0.80	3.63	NM
Lincoln Bancorp of IN	12.58	9.12	0.54	4.14	4.00	0.56	4.27	NA	NA	0.98	25.00	90.23	11.35	124.36	24.29	0.56	3.29	NM
MAF Bancorp, Inc. of IL	9.81	6.54	1.07	10.78	7.51	1.00	10.12	0.33	114.07	0.53	13.31	141.00	13.84	211.42	14.18	0.92	2.23	29.68
MFB Corp. of Mishawaka IN	8.35	8.35	0.63	7.78	7.62	0.40	5.01	NA	NA	1.54	13.12	98.84	8.25	98.84	20.38	0.50	1.89	24.75
MassBank Corp. of Reading MA*	11.08	10.97	0.73	6.50	4.54	0.65	5.86	0.01	978.91	0.54	22.01	145.93	16.17	147.37	24.42	1.04	2.92	64.20
Matrix Bancorp, Inc. of CO	5.07	5.07	1.29	28.35	28.40	2.56	NM	NA	NA	0.84	3.52	87.47	4.44	87.47	1.77	0.00	0.00	0.00
Mayflower Co-Op. Bank of MA*	8.00	7.96	0.79	9.84	6.00	0.69	8.61	NA	NA	1.20	16.67	163.55	13.08	164.28	19.05	0.40	2.73	45.45
Monarch Community Bncrp of MI	14.03	10.05	-0.82	-5.48	-6.23	-0.88	-5.89	NA	NA	2.67	NM	88.98	12.49	124.28	NM	0.20	1.54	NM
MutualFirst Fin. Inc. of IN	10.44	10.33	0.62	5.66	4.73	0.80	7.25	0.69	115.20	0.93	21.14	123.67	12.91	125.00	16.49	0.52	2.24	47.27
NASB Fin, Inc. of Grandview MO	9.73	9.51	1.97	19.67	7.78	1.23	12.33	1.24	47.58	0.72	12.86	245.19	23.85	250.88	20.51	0.90	2.25	28.94

ANCIAL, LC.
ial Services Industry Consultants
North Moore Street, Suite 2210
gton, Virginia 22209
528-1700

Exhibit 1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 6, 2005

	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
cial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
Q Listed OTC Companies (continued)																		
NH Thrift Bancshares of NH	7.36	5.32	0.89	12.25	8.59	0.88	12.15	NA	NA	0.94	11.64	135.89	10.00	187.83	11.74	0.50	3.52	40.98
Naug Vlly Fin MHC of CT (45.0)	19.42	19.34	0.03	0.15	0.10	0.54	3.11	0.21	311.15	0.87	NM	151.03	29.33	151.70	NM	0.16	1.56	NM
NetBank, Inc. of Alpharetta GA	8.46	6.77	-0.16	-1.76	-1.84	-1.73	-19.54	1.68	31.40	0.77	NM	99.77	8.44	124.71	NM	0.08	0.92	NM
Newmil Bancorp, Inc. of CT*	6.91	5.87	1.17	15.90	7.00	1.15	15.66	NA	NA	1.04	14.28	227.01	15.69	267.21	14.49	0.80	2.72	38.83
North Central Bancshares of IA	9.05	8.00	1.15	12.64	9.00	1.15	12.64	NA	NA	0.78	11.11	136.95	12.40	155.00	11.11	1.16	3.05	33.92
Northeast Indiana Bncrp of IN	11.18	10.95	0.43	3.71	3.39	0.62	5.32	0.73	79.75	0.77	29.52	111.01	12.41	113.36	20.58	0.60	2.95	NM
Northeast PA Fin. Corp of PA(8)	6.97	5.76	0.43	6.27	4.11	0.34	4.92	0.63	156.27	2.01	24.31	154.65	10.78	187.32	30.97	0.24	1.06	25.81
Northwest Bcrp MHC of PA(42.1)*	8.95	6.51	0.89	10.14	5.09	0.88	10.05	0.64	75.60	0.71	19.66	188.36	16.86	259.11	19.85	0.48	2.28	44.86
Ocean Shr Hldg MHC of NJ(45.7)	11.37	11.37	-0.05	-0.61	-0.30	0.47	5.71	0.01	NA	0.44	NM	145.77	16.57	145.77	35.71	0.00	0.00	NM
OceanFirst Fin. Corp of NJ	7.12	7.05	0.98	13.44	6.54	0.57	7.80	0.16	354.99	0.69	15.29	208.39	14.84	210.39	26.34	0.80	3.66	55.94
Oneida Fincl MHC of NY (42.9)*	12.23	9.11	0.83	6.89	4.18	0.96	7.93	0.12	395.19	0.91	23.93	163.60	20.01	219.76	20.77	0.40	3.63	NM
PFS Bancorp Inc. of Aurora IN(8)	15.82	15.79	0.72	3.48	2.71	0.72	3.48	NA	NA	0.71	36.97	161.88	25.62	162.23	36.97	0.30	1.33	49.18
PSB Hldgs Inc MHC of CT (46.3)*	15.61	15.61	0.35	2.93	1.59	0.59	4.94	NA	NA	0.89	NM	134.72	21.03	134.72	37.22	0.20	1.99	NM
PVF Capital Corp. of Solon OH	8.07	8.07	0.71	8.46	5.79	0.51	6.12	1.54	35.48	0.67	17.28	142.56	11.51	142.56	23.87	0.30	2.28	39.47
Pacific Premier Bncrp of CA	7.75	7.75	1.13	12.78	9.45	1.03	11.67	NA	NA	0.53	10.58	127.17	9.85	127.17	11.58	0.00	0.00	0.00
Pamrapo Bancorp, Inc. of NJ	8.75	8.75	1.24	14.71	7.27	1.24	14.71	NA	NA	0.61	13.75	195.56	17.11	195.56	13.75	0.88	4.00	55.00
Park Bancorp of Chicago IL	11.55	11.55	0.94	8.35	7.53	1.14	10.09	1.88	27.96	0.84	13.28	108.52	12.53	108.52	10.99	0.72	2.31	30.64
Parkvale Financial Corp of PA	5.86	4.16	0.62	9.99	6.78	0.60	9.63	0.41	199.19	1.27	14.74	141.97	8.32	200.07	15.31	0.80	2.86	42.11
Partners Trust Fin. Grp. of NY*	14.54	7.20	0.55	3.80	2.85	0.73	5.06	0.28	409.37	2.07	35.07	97.77	14.22	197.37	26.30	0.28	2.66	NM
Pathfinder BC MHC of NY (35.4)*	7.22	5.74	0.47	6.43	3.55	0.26	3.61	NA	NA	1.02	28.16	180.54	13.04	227.02	NM	0.41	2.55	71.93
PennFed Fin. Services of NJ	6.22	6.22	0.75	11.92	7.80	0.75	11.92	0.08	375.79	0.43	12.81	149.02	9.27	149.02	12.81	0.28	2.04	26.17
Peoples Bancorp of Auburn IN	13.27	12.71	0.92	7.11	6.67	0.96	7.42	0.56	68.42	0.53	15.00	105.05	13.94	109.68	14.37	0.72	3.53	52.94
Peoples Bank MHC of CT (42.0)*	11.20	10.19	1.05	9.47	2.76	0.93	8.44	0.25	270.37	0.90	36.19	333.62	37.37	366.55	NM	1.32	3.06	NM
Peoples Community Bcrp. of OH	8.25	7.58	0.33	4.11	3.51	0.27	3.39	NA	NA	1.71	28.46	109.29	9.02	118.98	34.52	0.60	2.85	NM
Peoples Sidney Fin. Corp of OH	12.98	12.98	0.73	5.66	4.74	0.73	5.66	NA	NA	0.67	21.10	118.76	15.41	118.76	21.10	0.60	4.12	NM
Pocahontas Bancorp, Inc. of AR	7.26	5.23	0.44	6.06	4.60	0.31	4.31	0.74	67.34	0.99	21.75	130.75	9.49	181.50	30.63	0.32	2.13	46.38
Provident Bancorp, Inc. of NY	16.23	9.40	0.88	4.85	3.62	0.85	4.73	0.11	777.94	1.71	27.63	123.05	19.97	212.50	28.33	0.18	1.63	45.00
Provident Fin. Holdings of CA	7.37	7.36	1.25	16.01	9.19	0.39	4.99	0.04	NA	0.69	10.88	165.59	12.20	165.79	34.94	0.56	1.98	21.54
Prudential Bncp MHC PA (45.0)*	19.17	19.17	0.58	3.03	2.39	0.64	3.31	0.39	35.65	0.36	NM	126.80	24.31	126.80	38.26	0.00	0.00	0.00
Pulaski Fin Cp of St. Louis MO	6.25	6.17	1.13	16.10	5.70	0.58	8.33	0.55	149.23	0.93	17.54	258.73	16.16	261.78	33.90	0.36	1.80	31.58
Ranier Pacific Fin Group of WA*	11.58	11.55	0.49	3.53	3.15	0.51	3.73	0.01	NA	1.81	31.73	132.00	15.28	132.32	30.00	0.24	1.45	46.15
River Valley Bancorp of IN	7.74	7.73	0.88	10.44	7.63	0.78	9.24	NA	NA	0.98	13.11	137.20	10.62	137.39	14.81	0.76	3.92	51.35
Riverview Bancorp, Inc. of WA	12.64	10.83	1.23	9.71	6.31	1.43	11.30	0.14	561.51	1.09	15.86	149.02	18.84	174.04	13.62	0.62	2.92	46.27
Rome Bancorp, Inc. of Rome NY*	29.48	29.48	0.95	5.53	2.74	0.92	5.33	0.32	198.72	0.85	36.48	102.82	30.31	102.82	37.88	0.26	2.64	NM
SI Fin Gp Inc MHC of CT (40.0)*	12.84	12.78	0.23	2.00	1.08	0.50	4.37	NA	NA	0.77	NM	159.28	20.45	160.03	NM	0.12	1.18	NM
Severn Bancorp, Inc. of MD	8.55	8.50	2.04	23.66	8.33	2.01	23.21	0.13	632.06	0.90	12.00	257.26	21.99	258.69	12.24	0.24	1.29	15.48
Sound Fed Bancorp, Inc. of NY	12.62	11.25	0.57	4.19	2.84	0.58	4.29	0.06	519.14	0.53	35.25	151.02	19.06	169.51	34.47	0.26	1.68	59.09
South Street Fin. Corp. of NC	11.93	11.93	0.51	4.28	3.81	0.51	4.28	0.65	41.19	0.38	26.25	111.97	13.36	111.97	26.25	0.40	4.23	NM
Sterling Financial Corp of WA	6.72	4.84	0.91	13.51	7.56	0.84	12.47	0.26	290.92	1.19	13.22	168.84	11.34	234.28	14.32	0.00	0.00	0.00
Synergy Financial Group of NJ	11.47	11.37	0.53	4.15	2.87	0.53	4.15	NA	NA	0.78	34.83	146.87	16.84	148.12	34.83	0.16	1.31	45.71
TF Fin. Corp. of Newtown PA	9.50	8.80	1.03	10.89	7.79	1.02	10.84	0.22	155.64	0.49	12.83	135.63	12.89	146.42	12.89	0.72	2.57	33.03
TierOne Corp. of Lincoln NE	9.23	7.47	0.93	8.98	5.68	0.87	8.40	NA	NA	1.02	17.59	156.95	14.49	194.08	18.82	0.24	0.99	17.39
Timberland Bancorp, Inc. of WA	13.40	11.97	1.18	7.89	6.53	1.20	8.00	0.64	117.68	1.05	15.32	122.08	16.36	136.70	15.12	0.60	2.58	39.47
TrustCo Bank Corp NY of NY	7.88	7.85	2.01	25.67	6.77	1.70	21.67	0.11	NA	3.84	14.77	NM	29.87	NM	17.49	0.60	5.28	NM
Union Community Bancorp of IN	12.90	11.87	0.66	5.01	5.57	0.66	5.01	NA	NA	0.43	17.95	90.86	11.72	98.69	17.95	0.60	3.80	68.18
United Community Fin. of OH	10.78	9.23	0.77	6.93	5.16	0.73	6.55	1.36	49.43	0.81	19.36	131.16	14.15	153.24	20.48	0.33	3.10	60.00
United Tenn. Bankshares of TN	15.02	14.44	1.58	10.85	7.77	1.57	10.78	0.23	367.90	1.24	12.87	133.42	20.03	138.78	12.95	0.40	1.93	24.84
WSFS Financial Corp. of DE*	7.84	7.80	1.10	13.63	7.05	1.07	13.33	0.27	348.71	1.51	14.19	187.17	14.68	188.17	14.50	0.28	0.53	7.57
WVS Financial Corp. of PA	6.92	6.92	0.63	8.80	6.32	0.57	7.99	NA	NA	2.10	15.83	140.63	9.73	140.63	17.45	0.64	3.74	59.26
Washington Federal, Inc. of WA	15.15	14.37	1.87	12.39	7.02	1.89	12.55	0.13	253.80	0.45	14.24	171.79	26.03	181.08	14.06	0.76	3.34	47.50
Wayne Savings Bancshares of OH	10.52	9.92	0.41	3.91	2.91	0.40	3.82	0.34	79.58	0.49	34.32	134.10	14.10	142.18	35.12	0.48	3.18	NM
Willow Grove Bancorp Inc of PA	10.57	10.48	0.69	6.21	4.51	0.71	6.39	NA	NA	1.03	22.19	139.28	14.73	140.54	21.57	0.48	3.09	68.57

EXHIBIT 2

Pro Forma Analysis Sheet – Fully Converted Basis

EXHIBIT 2
PRO FORMA ANALYSIS SHEET
United Bank, West Springfield, MA
Prices as of May 6, 2005

			Subject at	Peer Group		Massachusetts Companies		All Public Thrifts	
Valuation Pricing Multiples		Symbol	Midpoint (1)	Mean	Median	Mean	Median	Mean	Median
Price-earnings multiple	=	P/E	21.55 x	25.87x	24.51x	20.76x	16.67x	19.00x	16.19x
Price-core earnings multiple	=	P/CE	21.16 x	29.56x	30.48x	21.71x	19.05x	20.19x	17.97x
Price-book ratio	=	P/B	75.15%	90.96%	90.12%	142.03%	146.79%	148.95%	140.75%
Price-tangible book ratio	=	P/TB	75.15%	94.68%	93.89%	151.79%	151.93%	166.00%	155.70%
Price-assets ratio	=	P/A	14.35%	21.41%	20.52%	17.05%	14.49%	16.28%	14.12%

Valuation Parameters					As a % of Offering + Foundation
Pre-Conversion Earnings (Y)	$5,633,000	(Yr End 3/05)	ESOP Stock as % of Offering (I	8.16%	8.00%
Pre-Conversion Core Earnings	**$5,743,400**	(Yr End 3/05)	Cost of ESOP Borrowings (S)	0.00%	
Pre-Conversion Book Value (B)	$62,465,000	(3/05)	ESOP Amortization (T)	20.00 years	
Pre-Conv. Tang. Book Value (B)	$62,465,000	(3/05)	RRP Stock as % of Offering (M	4.08%	4.00%
Pre-Conversion Assets (A)	$796,008,000	(3/05)	Stock Programs Vesting (N)	5.00 years	
Reinvestment Rate: (3/31/05 1 Yr. T-B	3.430%		Fixed Expenses	$1,034,549	
Tax rate (TAX)	40.00%		Variable Expenses (Midpoint)	$1,155,218	1.00%
A-T Reinvestment Rate(R)	2.06%		Percent Sold (PCT)	100.00%	
Est. Conversion Expenses (2)(X)	1.68%		MHC Assets	$0	
Insider Purchases	$1,570,000		Options as % of Offering (O1)	10.20%	10.00%
Price/Share	$10.00		Estimated Option Value (O2)	39.00%	
Foundation Cash Contrib. (FC)	$150,000		Option Vesting Period (O3)	5.00 years	
Foundation Stock Contrib. (FS)	2.00%		% of Options taxable (O4)	25.00%	
Foundation Tax Benefit (Z)	$1,100,816				

Calculation of Pro Forma Value After Conversion

1. V= P/E * (Y) / 1 - P/E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O3) V= $130,102,040

1. V= P/E * (Y) / - P/Core E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O: V= $130,102,040

2. V= P/B * (B+Z) / 1 - P/B * PCT * (1-X-E-M-FC-FS) V= $130,102,040

2. V= P/TB * (TB+Z) / - P/TB * PCT * (1-X-E-M-FC-F: V= $130,102,040

3. V= P/A * (A+Z) / 1 - P/A * PCT * (1-X-E-M-FC-F: V= $130,102,040

Valuation Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued	Price Per Share	Market Value of Stock Sold in Offering	Market Value of Stock Issued in Offering
Supermaximum	0	16,861,875	344,120	17,205,995	$10.00	$168,618,750	$172,059,950
Maximum	0	14,662,500	299,235	14,961,735	10.00	146,625,000	$149,617,350
Midpoint	0	12,750,000	260,204	**13,010,204**	10.00	127,500,000	$130,102,040
Minimum	0	10,837,500	221,173	11,058,673	10.00	108,375,000	$110,586,730

Valuation Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued
Supermaximum	0.000%	98.000%	2.000%	100.000%
Maximum	0.000%	98.000%	2.000%	100.000%
Midpoint	0.000%	98.000%	2.000%	100.000%
Minimum	0.000%	98.000%	2.000%	100.000%

(1) Pricing ratios shown reflect the midpoint value.
(2) Estimated offering expenses at midpoint of the offering.

EXHIBIT 3

Pro Forma Effect of Conversion Proceeds – Fully Converted Basis

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
United Bank, West Springfield, MA
At the Minimum of the Range

1.	**Market Value of Shares Sold In Offering:**	**$108,375,000**
	Market Value of Shares Issued to Foundation:	**2,211,730**
	Total Market Value of Company:	**$110,586,730**
2.	Offering Proceeds of Shares Sold In Offering	$108,375,000
	Less: Estimated Offering Expenses	2,014,130
	Net Conversion Proceeds	$106,360,870
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$106,360,870
	Less: Cash Contribution to Foundation	(150,000)
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(13,270,408)
	Net Conversion Proceeds Reinvested	$92,940,462
	Estimated net incremental rate of return	2.06%
	Earnings Increase	$1,912,715
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(2)	(265,408)
	Less: Stock Programs Vesting (3)	(530,816)
	Less: Option Plan Vesting (4)	(776,319)
	Net Earnings Increase	$340,171

3.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended March 31, 2005 (reported)	$5,633,000	$340,171	$5,973,171
	12 Months ended March 31, 2005 (core)	$5,743,400	$340,171	$6,083,571

4.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	March 31, 2005	$62,465,000	$92,940,462	$944,692	$156,350,154
	March 31, 2005 (Tangible)	$62,465,000	$92,940,462	$944,692	$156,350,154

5.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	March 31, 2005	$796,008,000	$92,940,462	$944,692	$889,893,154

(1) Includes ESOP purchases equal to 8.16% of the offering, and stock program purchases equal to 4.08% of the offering.
(2) ESOP stock amortized over 10 years, and amortization expense is tax effected at 40%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 40%.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
United Bank, West Springfield, MA
At the Midpoint of the Range

1.	**Market Value of Shares Sold In Offering:**	**$127,500,000**
	Market Value of Shares Issued to Foundation:	**2,602,040**
	Total Market Value of Company:	**$130,102,040**
2.	Offering Proceeds of Shares Sold In Offering	$127,500,000
	Less: Estimated Offering Expenses	2,189,767
	Net Conversion Proceeds	$125,310,233
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$125,310,233
	Less: Cash Contribution to Foundation	(150,000)
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(15,612,245)
	Net Conversion Proceeds Reinvested	$109,547,988
	Estimated net incremental rate of return	2.06%
	Earnings Increase	$2,254,498
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(2)	(312,245)
	Less: Stock Programs Vesting (3)	(624,490)
	Less: Option Plan Vesting (4)	(913,316)
	Net Earnings Increase	$404,447

3.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended March 31, 2005 (reported)	$5,633,000	$404,447	$6,037,447
	12 Months ended March 31, 2005 (core)	$5,743,400	$404,447	$6,147,847

4.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	March 31, 2005	$62,465,000	$109,547,988	$1,100,816	$173,113,804
	March 31, 2005 (Tangible)	$62,465,000	$109,547,988	$1,100,816	$173,113,804

5.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	March 31, 2005	$796,008,000	$109,547,988	$1,100,816	$906,656,804

(1) Includes ESOP purchases equal to 8.16% of the offering, and stock program purchases equal to 4.08% of the offering.
(2) ESOP stock amortized over 10 years, and amortization expense is tax effected at 40%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 40%.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
United Bank, West Springfield, MA
At the Maximum of the Range

1.	**Market Value of Shares Sold In Offering:**	**$146,625,000**
	Market Value of Shares Issued to Foundation:	**2,992,350**
	Total Market Value of Company:	**$149,617,350**
2.	Offering Proceeds of Shares Sold In Offering	$146,625,000
	Less: Estimated Offering Expenses	2,365,405
	Net Conversion Proceeds	$144,259,595
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$144,259,595
	Less: Cash Contribution to Foundation	(150,000)
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(17,954,082)
	Net Conversion Proceeds Reinvested	$126,155,513
	Estimated net incremental rate of return	2.06%
	Earnings Increase	$2,596,280
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(2)	(359,082)
	Less: Stock Programs Vesting (3)	(718,163)
	Less: Option Plan Vesting (4)	(1,050,314)
	Net Earnings Increase	$468,722

3.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended March 31, 2005 (reported)	$5,633,000	$468,722	$6,101,722
	12 Months ended March 31, 2005 (core)	$5,743,400	$468,722	$6,212,122

4.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	March 31, 2005	$62,465,000	$126,155,513	$1,256,940	$189,877,453
	March 31, 2005 (Tangible)	$62,465,000	$126,155,513	$1,256,940	$189,877,453

5.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	March 31, 2005	$796,008,000	$126,155,513	$1,256,940	$923,420,453

(1) Includes ESOP purchases equal to 8.16% of the offering, and stock program purchases equal to 4.08% of the offering.
(2) ESOP stock amortized over 10 years, and amortization expense is tax effected at 40%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 40%.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
United Bank, West Springfield, MA
At the Supermaximum Value

1.	**Market Value of Shares Sold In Offering:**	**$168,618,750**
	Market Value of Shares Issued to Foundation:	**3,441,200**
	Total Market Value of Company:	**$172,059,950**
2.	Offering Proceeds of Shares Sold In Offering	$168,618,750
	Less: Estimated Offering Expenses	2,567,389
	Net Conversion Proceeds	$166,051,361
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$166,051,361
	Less: Cash Contribution to Foundation	(150,000)
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(20,647,194)
	Net Conversion Proceeds Reinvested	$145,254,168
	Estimated net incremental rate of return	2.06%
	Earnings Increase	$2,989,331
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(2)	(412,944)
	Less: Stock Programs Vesting (3)	(825,888)
	Less: Option Plan Vesting (4)	(1,207,861)
	Net Earnings Increase	$542,638

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2005 (reported)	$5,633,000	$542,638	$6,175,638
12 Months ended March 31, 2005 (core)	$5,743,400	$542,638	$6,286,038

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
March 31, 2005	$62,465,000	$145,254,168	$1,436,480	$209,155,648
March 31, 2005 (Tangible)	$62,465,000	$145,254,168	$1,436,480	$209,155,648

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
March 31, 2005	$796,008,000	$145,254,168	$1,436,480	$942,698,648

(1) Includes ESOP purchases equal to 8.16% of the offering, and stock program purchases equal to 4.08% of the offering.
(2) ESOP stock amortized over 10 years, and amortization expense is tax effected at 40%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 40%.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

EXHIBIT 4

Pro Forma Analysis Sheet – Minority Stock Offering

EXHIBIT 4
PRO FORMA ANALYSIS SHEET
United Bank, West Springfield, MA
Prices as of May 6, 2005

Final Valuation Pricing Multiple		Symbol	Subject at Midpoint	Peer Group Mean	Peer Group Median	Massachusetts Companies Mean	Massachusetts Companies Median	All Public Thrifts Mean	All Public Thrifts Median
Price-earnings multiple	=	P/E	22.66 x	**30.40x**	**28.16x**	20.76x	16.67x	19.00x	16.19x
Price-core earnings multiple	=	P/CE	22.24 x	**29.70x**	**29.07x**	21.71x	19.05x	20.19x	17.97x
Price-book ratio	=	P/B	115.67%	**183.15%**	**184.74%**	142.03%	146.79%	148.95%	140.75%
Price-tangible book ratio	=	P/TB	115.67%	**197.30%**	**208.12%**	151.79%	151.93%	166.00%	155.70%
Price-assets ratio	=	P/A	15.38%	**25.01%**	**22.59%**	17.05%	14.49%	16.28%	14.12%

Valuation Parameters (2)

					As a % of Offering + Foundation
Pre-Conversion Earnings (Y)	$5,633,000	(Yr End 3/05)	ESOP Stock Purchases (E)	8.359%	8.00%
Pre-Conversion Core Earnings	$5,743,400	(Yr End 3/05)	Cost of ESOP Borrowings (S)	0.00%	
Pre-Conversion Book Value (E	$62,465,000		ESOP Amortization (T)	20.00	years
Pre-Conv. Tang. Book Value (I	$62,465,000		Stock Programs Amount (M)	4.396%	4.21%
Pre-Conversion Assets (A)	$796,008,000		Stock Programs Vesting (N)	5.00	years
Reinvestment Rate:	3.43%		Fixed Expenses	**$1,034,549**	
Tax rate (TAX)	40.00%		Variable Expenses	**1.00%**	
A-T Reinvestment Rate(R)	2.06%		Percent Sold (PCT)	**46.5900%**	
Est. Conversion Expenses (1)(	2.56%		MHC Assets	$0	
Insider Purchases	**$1,570,000**		Options as % of Offering (O1)	10.99%	10.52%
Price/Share	$10.00		Estimated Option Value (O2)	39.00%	
Foundation Cash Contrib. (FC	$150,000		Option Vesting Period (O3)	5.00	years
Foundation Stock Contrib. (FS	2.00%		% of Options taxable (O4)	25.00%	
Foundation Tax Benefit (Z)	$1,100,816				

Calculation of Pro Forma Value After Conversion

1. V= P/E * (Y) / 1 - P/E * PCT * ((1-X-E-M-C-D)*R - (1-TAX)*E/T - (1-TAX)*M/N) V= $130,102,040

1. V= P/E * (Y) / P/Core E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/(V= $130,102,040

2. V= P/B * B / 1 - P/B * PCT * (1-X-E-M-FC-FS) V= $130,102,040

2. V= P/TB * TB / 1 - P/B * PCT * (1-X-E-M-FC-FS) V= $130,102,040

3. V= P/A * (A+Z) / 1 - P/A * PCT * (1-X-E-M-FC-FS) V= $130,102,040

Valuation Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued	Price Per Share	Mark. Val of Stock Sold in Offering+Issued to Foundation	Full Value of Total Shares
Supermaximum	9,189,722	7,672,153	344,120	17,205,995	$10.00	$80,162,730	$172,059,950
Maximum	7,991,062	6,671,438	299,235	14,961,735	10.00	69,706,730	$149,617,350
Midpoint	6,948,750	5,801,250	260,204	13,010,204	10.00	60,614,540	$130,102,040
Minimum	5,906,437	4,931,063	221,173	11,058,673	10.00	51,522,360	$110,586,730

Valuation Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued
Supermaximum	53.410%	44.590%	2.000%	100.000%
Maximum	53.410%	44.590%	2.000%	100.000%
Midpoint	53.410%	44.590%	2.000%	100.000%
Minimum	53.410%	44.590%	2.000%	100.000%

(1) Estimated offering expenses at midpoint of the offering.

EXHIBIT 5

Pro Forma Effect of Stock Proceeds – Minority Stock Offering

Exhibit 5
PRO FORMA EFFECT OF CONVERSION PROCEEDS
United Bank, West Springfield, MA
At the Minimum of the Range

1.	**Market Value of Shares Sold In Offering:**	**$49,310,626**
	Market Value of Shares Issued to Foundation:	**2,211,737**
	Market Value of Shares Issued to MHC:	**59,064,374**
	Total Market Value of Company:	**$110,586,737**
2.	Offering Proceeds of Shares Sold In Offering	$49,310,626
	Less: Estimated Offering Expenses	1,470,730
	Net Conversion Proceeds	$47,839,895
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$47,839,895
	Less: Cash Contribution to Foundation	(150,000)
	Less: Non-Cash ESOP/MRP Purchases (1)	(6,289,289)
	Net Proceeds Reinvested	$41,400,606
	Estimated net incremental rate of return	2.06%
	Earnings Increase	$852,024
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(2)	(123,654)
	Less: Stock Programs Vesting (3)	(260,100)
	Less: Option Plan Vesting (4)	(380,396)
	Net Earnings Increase	$87,875

		Before Conversion	Net Earnings Increase	After Conversion
3.	Pro Forma Earnings			
	12 Months ended March 31, 2005 (reported)	$5,633,000	$87,875	$5,720,875
	12 Months ended March 31, 2005 (core)	$5,743,400	$87,875	$5,831,275

		Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
4.	Pro Forma Net Worth				
	March 31, 2005	$62,465,000	$41,400,606	$944,695	$104,810,301
	March 31, 2005 (Tangible)	$62,465,000	$41,400,606	$944,695	$104,810,301

		Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
5.	Pro Forma Assets				
	March 31, 2005	$796,008,000	$41,400,606	$944,695	$838,353,301

(1) Includes ESOP purchases equal to 8.36% of the offering, and stock program purchases equal to 4.40% of the offering.
(2) ESOP stock amortized over 10 years, and amortization expense is tax effected at 40%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 40%.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit 5
PRO FORMA EFFECT OF CONVERSION PROCEEDS
United Bank, West Springfield, MA
At the Midpoint of the Range

1.	**Market Value of Shares Sold In Offering:**	**$58,012,501**
	Market Value of Shares Issued to Foundation:	**2,602,040**
	Market Value of Shares Issued to MHC:	**69,487,499**
	Total Market Value of Company:	**$130,102,040**
2.	Offering Proceeds of Shares Sold In Offering	$58,012,501
	Less: Estimated Offering Expenses	1,550,482
	Net Conversion Proceeds	$56,462,018
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$56,462,018
	Less: Cash Contribution to Foundation	(150,000)
	Less: Non-Cash ESOP/MRP Purchases (1)	(7,399,163)
	Net Proceeds Reinvested	$48,912,855
	Estimated net incremental rate of return	2.06%
	Earnings Increase	$1,006,627
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(2)	(145,475)
	Less: Stock Programs Vesting (3)	(306,000)
	Less: Option Plan Vesting (4)	(447,525)
	Net Earnings Increase	$107,627

3.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended March 31, 2005 (reported)	$5,633,000	$107,627	$5,740,627
	12 Months ended March 31, 2005 (core)	$5,743,400	$107,627	$5,851,027

4.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	March 31, 2005	$62,465,000	$48,912,855	$1,100,816	$112,478,671
	March 31, 2005 (Tangible)	$62,465,000	$48,912,855	$1,100,816	$112,478,671

5.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	March 31, 2005	$796,008,000	$48,912,855	$1,100,816	$846,021,671

(1) Includes ESOP purchases equal to 8.36% of the offering, and stock program purchases equal to 4.40% of the offering.
(2) ESOP stock amortized over 10 years, and amortization expense is tax effected at 40%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 40%.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit 5
PRO FORMA EFFECT OF CONVERSION PROCEEDS
United Bank, West Springfield, MA
At the Maximum of the Range

1.	**Market Value of Shares Sold In Offering:**	**$66,714,376**
	Market Value of Shares Issued to Foundation:	**2,992,343**
	Market Value of Shares Issued to MHC:	**79,910,624**
	Total Market Value of Company:	**$149,617,343**
2.	Offering Proceeds of Shares Sold In Offering	$66,714,376
	Less: Estimated Offering Expenses	1,630,234
	Net Conversion Proceeds	$65,084,141
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$65,084,141
	Less: Cash Contribution to Foundation	(150,000)
	Less: Non-Cash ESOP/MRP Purchases (1)	(8,509,038)
	Net Proceeds Reinvested	$56,425,104
	Estimated net incremental rate of return	2.06%
	Earnings Increase	$1,161,229
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(2)	(167,296)
	Less: Stock Programs Vesting (3)	(351,900)
	Less: Option Plan Vesting (4)	(514,654)
	Net Earnings Increase	$127,379

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2005 (reported).	$5,633,000	$127,379	$5,760,379
12 Months ended March 31, 2005 (core)	$5,743,400	$127,379	$5,870,779

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
March 31, 2005	$62,465,000	$56,425,104	$1,256,937	$120,147,041
March 31, 2005 (Tangible)	$62,465,000	$56,425,104	$1,256,937	$120,147,041

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
March 31, 2005	$796,008,000	$56,425,104	$1,256,937	$853,690,041

(1) Includes ESOP purchases equal to 8.36% of the offering, and stock program purchases equal to 4.40% of the offering.
(2) ESOP stock amortized over 10 years, and amortization expense is tax effected at 40%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 40%.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit 5
PRO FORMA EFFECT OF CONVERSION PROCEEDS
United Bank, West Springfield, MA
At the Supermaximum Value

1.	**Market Value of Shares Sold In Offering:**	**$76,721,537**
	Market Value of Shares Issued to Foundation:	**3,441,195**
	Market Value of Shares Issued to MHC:	**91,897,223**
	Total Market Value of Company:	**$172,059,955**
2.	Offering Proceeds of Shares Sold In Offering	$76,721,537
	Less: Estimated Offering Expenses	1,721,950
	Net Conversion Proceeds	$74,999,587
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$74,999,587
	Less: Cash Contribution to Foundation	(150,000)
	Less: Non-Cash ESOP/MRP Purchases (1)	(9,785,394)
	Net Proceeds Reinvested	$65,064,193
	Estimated net incremental rate of return	2.06%
	Earnings Increase	$1,339,021
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(2)	(192,391)
	Less: Stock Programs Vesting (3)	(404,685)
	Less: Option Plan Vesting (4)	(591,852)
	Net Earnings Increase	$150,094

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2005 (reported)	$5,633,000	$150,094	$5,783,094
12 Months ended March 31, 2005 (core)	$5,743,400	$150,094	$5,893,494

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
March 31, 2005	$62,465,000	$65,064,193	$1,436,478	$128,965,671
March 31, 2005 (Tangible)	$62,465,000	$65,064,193	$1,436,478	$128,965,671

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
March 31, 2005	$796,008,000	$65,064,193	$1,436,478	$862,508,671

(1) Includes ESOP purchases equal to 8.36% of the offering, and stock program purchases equal to 4.40% of the offering.
(2) ESOP stock amortized over 10 years, and amortization expense is tax effected at 40%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 40%.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

EXHIBIT 6

Firm Qualifications Statement

RP® FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP Financial provides financial and management consulting and valuation services to the financial services industry nationwide, particularly federally-insured financial institutions. RP Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, and careful structuring of strategic plans and transactions. RP Financial's staff draws from backgrounds in consulting, regulatory agencies and investment banking, thereby providing our clients with considerable resources.

STRATEGIC AND CAPITAL PLANNING

RP Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. RP Financial analyzes strategic options to enhance shareholder value or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise value, capital management and planning, earnings improvement and operational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP Financial's merger and acquisition (M&A) services include targeting candidates and potential acquirors, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring transactions, preparing merger business plans and financial simulations, rendering fairness opinions and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, mutual-to-stock conversions, ESOPs, subsidiary companies, mark-to-market transactions, loan and servicing portfolios, non-traded securities, core deposits, FAS 107 (fair market value disclosure), FAS 122 (loan servicing rights) and FAS 123 (stock options). Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP Financial offers a variety of other services including branching strategies, feasibility studies and special research studies, which are complemented by our quantitative and computer skills. RP Financial's consulting services are aided by its in-house data base resources for commercial banks and savings institutions and proprietary valuation and financial simulation models.

RP Financial's Key Personnel

Gregory E. Dunn, Senior Vice President
James P. Hennessey, Senior Vice President
James J. Oren, Senior Vice President
William E. Pommerening, Managing Director
Ronald S. Riggins, Managing Director

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Telephone: (703) 528-1700
Fax No.: (703) 528-1788